As filed with the Securities and Exchange Commission on June 15, 2004.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                 Amendment No. 6

                     GENERAL FORM FOR REGISTRATION STATEMENT
     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                              ADVANCED MEDIA, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

       DELAWARE                       7200                       95-4810658
(State or Jurisdiction         (Primary Standard               (IRS Employer
 of Incorporation or              Industrial                 Identification No.)
   Organization)              Classification Code
                                    Number)

                       17337 VENTURA BOULEVARD, SUITE 208
                            ENCINO, CALIFORNIA 91316
                                 (818) 784-0040
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)

                    BUDDY YOUNG OR L. STEPHEN ALBRIGHT, ESQ.
                       17337 VENTURA BOULEVARD, SUITE 208
                            ENCINO, CALIFORNIA 91316
                                 (818) 784-0040
            (Name, Address and Telephone Number of Agent for Service)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

   TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH EACH
                                                 CLASS IS TO BE REGISTERED

          NONE                                             NONE


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                          COMMON STOCK, PAR VALUE $.001
                              (Title of Each Class)

                              ADVANCED MEDIA, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I

Item 1.    Description of Business  ......................................     3
Item 2.    Management's Discussion and Analysis or Plan of Operation  ....    15
Item 3.    Description of Property  ......................................    23
Item 4.    Securities Ownership of Certain Beneficial Owners
              and Management  ............................................    23
Item 5.    Directors and Executive Officers, Promoters and Control
              Persons  ...................................................    24
Item 6.    Executive Compensation  .......................................    28
Item 7.    Certain Relationships and Related Transactions  ...............    29
Item 8.    Description of Securities  ....................................    30

PART II

Item 1.    Market for Common Equity and Related Stockholder Matters  .....    31
Item 2.    Legal Proceedings  ............................................    34
Item 3.    Changes in and Disagreements with Accountants  ................    34
Item 4.    Recent Sales of Unregistered Securities  ......................    34
Item 5.    Indemnification of Directors and Officers  ....................    35

PART F/S

           Financial Statements  .........................................    37

PART III

Item 1.    Index to Exhibits  ............................................    57
Item 2.    Description of Exhibits  ......................................    60

Signatures ...............................................................    60

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)      BUSINESS DEVELOPMENT

         We were incorporated in Delaware on March 20, 2000, under the name "Web Star Training, Inc." On June 9, 2000, we changed our name to "Advanced Knowledge, Inc." Then, on May 14, 2003, we changed our name to "Advanced Media, Inc.," while retaining the name Advanced Knowledge for use by a division of the Company. From the date we were incorporated until April 18, 2003, we were a wholly owned subsidiary of Enhance Biotech, Inc., a Delaware corporation (hereinafter "Enhance Biotech"). On April 18, 2003, our largest creditor converted approximately $434,000 in debt for 1,000,000 shares of our common stock held by Enhance Biotech. For a discussion of the Company's history, see "Company History."

         We are filing this Form 10-SB registration statement on a voluntary basis. We believe that registration with the Commission may provide us with additional alternatives when seeking financing to expand our business operations. These possible alternatives include the sale of restricted shares to raise capital, as well as the issuance of restricted stock as consideration to purchase other companies in the work force training video business and related businesses. In both instances, management believes that investors and potential businesses to be acquired are more likely to enter into arrangements with a company that has its shares registered with the Commission. There can be no assurance that we will be successful in our efforts to either raise additional capital, or acquire other businesses.

(b)      DESCRIPTION OF BUSINESS

         Advanced Media's core business is the development, production and distribution of management and general workforce training videos for use by businesses throughout the world. In addition to distributing videos produced by us, we market and distribute training videos financed and produced by other producers. The sale of third party videos currently accounts for approximately 85% of our revenues. We anticipate that this percentage will remain the same for the foreseeable future.

WORKFORCE TRAINING VIDEO PRODUCTION

         We have a production agreement with The Hathaway Group which provides for the joint production of a series of six corporate training videos based on either classic Hollywood motion pictures or historical world events. Among the many videos produced by The Hathaway Group is the best selling and critically acclaimed training video entitled WORK TEAMS AND THE WIZARD OF OZ.

         The agreement runs through December 31, 2005, and requires us to finance 50% of the production cost of all six videos and to pay a royalty to The Hathaway Group of 50% of revenues derived from sales of each video in the series, minus distribution fees paid to third parties and certain distribution expenses. Additionally, we participate and have an equal say in all phases of production.


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


This includes the selection of the project to produce, the personnel hired to write, direct, appear on-camera, and to supervise the post production process. To date, five of the six training videos have been completed, of which three currently remain in distribution by us, as well as other distributors throughout the world.

         The total cost of production for the first five videos which have been completed thus far under our agreement with the Hathaway Group is approximately $225,000. Each of the first four videos cost approximately $50,000, and the fifth video cost approximately $25,000. We have paid a total of approximately $112,500 as our share of the production costs.

         The first video in the series is entitled TWELVE ANGRY MEN: TEAMS THAT DON'T QUIT. The video, based on the classic film starring Henry Fonda, utilizes 12 minutes of clips from the film, licensed under an agreement with MGM/UA, and features Dr. Margaret J. Wheatley as the on-camera personality. Dr. Wheatley, formerly an Associate Professor of Management at the Marriott School of Management, Brigham Young University, is a respected author whose work includes the best selling LEADERSHIP AND THE NEW SCIENCES. Dr. Wheatley also serves as a management consultant to major corporations.

         The license acquired from MGM expired in October 2002. Given the fact that the contract has expired, we are no longer permitted to sell the video. Accordingly, we are not selling this video and have removed it from our marketing material. We have had some discussions with MGM concerning the license renewal. However, we have not yet reached an agreement. There can be no assurance that we will be able to renew the license.

         In addition, we sold forty one (41) copies OF TWELVE ANGRY MEN: TEAMS THAT DON'T QUIT videos and rented six (6) since the expiration of the license agreement with MGM. Our total revenues derived from the sale and rental of the video after that date totaled approximately $15,000. Based on the terms the license agreement, MGM would receive a royalty payment of $1,200. This amount has been applied against the $25,000 advance paid to MGM upon signing of the license agreement. To date, we have applied royalties totaling $18,344.80 against the advance payment.

         The post expiration sales and rentals of the video were the result of marketing efforts that occurred prior to October 13, 2002. These efforts included the industry standard practice of sending preview copies of the video to customers who expressed an interest in viewing it. Preview copies of the TWELVE ANGRY MEN video were included in a number of our promotions and preview reels (multi item promotional videos) prior to expiration of the license agreement. As a result, customers who requested previews of one of our other videos may have also received and viewed the TWELVE ANGRY MEN promotion. In many instances, customers do not make a decision to purchase a training video for several months following the preview. As a result, some of our sales were made months following the preview and, in this instance, sales subsequent to expiration.

         Given the fact that the revenue received as a result of the post expiration sales was not significant and that we have not generated revenue sufficient to offset the advance, we do not believe these sales will have any material or legal implications on our business.


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


         The second video in the series is entitled THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES. This video is based on the decision making process of President Kennedy and his Cabinet during the Cuban missile crisis.

         The third video in the series, entitled IT'S A WONDERFUL LIFE: LEADING THROUGH SERVICE, features film clips from the classic motion picture IT'S A WONDERFUL LIFE, starring Jimmy Stewart, along with on-camera commentary by Dr. Wheatley. Prior to the production of the video, we ordered a copyright research report from Thomson & Thomson, a leading provider of copyright information. The report showed that the original 1947 copyright registration had not been renewed; and, therefore, the film had fallen into the public domain. Subsequently, Republic Pictures, acquired a copyright for certain music in the film. Although we believe that our video does not infringe on Republic's copyright, management has determined that based on the declining net revenues generated from its distribution during the last two fiscal years to discontinue selling it, rather than incur the expense of acquiring a legal opinion as to whether or not the video infringes on Republic's copyright. The net revenue from the distribution of the video during fiscal 2002 and 2003 were approximately $12,000 and $7,000, respectively. These results represent a normal percentage decline in revenue during a video's third and fourth year of distribution. No claim has been made against us by Republic Pictures concerning copyright infringement.

         The fourth video in the series is entitled OWN IT (i.e., "own" your job) and focuses on four main themes: Caring About What You Do, Going Above And Beyond, Being A Team Player, and Being Proud Of What You Do And Where You Do It.

         The fifth video in the series, entitled HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR?, is an animated short that is used as a meeting opener to stimulate the thinking of the participants.

         We own three copyrights jointly with The Hathaway Group. These three copyrights include: TWELVE ANGRY MEN: TEAMS THAT DON'T QUIT; THE CUBAN MISSILE
CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES; and IT'S A WONDERFUL LIFE: LEADING THROUGH SERVICE. We received a registration of copyright for each of these three videos in July 2000. In October 2002, we received a registration of copyright for HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR? This copyright is registered in our name only. We have not applied for any other patents, trademarks or copyrights. We have obtained all the necessary state and local business licenses for our operation in Los Angeles (Encino), California. Please see "Company History," page 11, for a discussion of our use of the fictitious business name Advanced Knowledge.

         In conjunction with the Hathaway Group, we have completed production of the sixth and last video entitled, TEAMSPEAK: HOW TO ASK POSITIVE QUESTIONS. The video's basic theme will be the importance of asking positive questions at team meetings. We anticipate distributing this video beginning in early July. The video's cost is approximately $40,000.

         In addition to the videos listed above, in 1998 we acquired the United States distribution rights to a video entitled, WHAT IT REALLY TAKES TO BE A WORLD CLASS COMPANY from Learning Resources Pty Ltd. The video identifies seven attributes which are key to making organizations world class caliber. Although contractually we still retain the distribution rights, the video has not generated any significant revenue during the past two fiscal years.

         If cash flow permits, management will attempt to develop, produce and distribute additional videos financed solely by us. However, if cash flow is insufficient, and we are not able to raise substantial additional capital, we will be unable to pursue the production and distribution of these additional videos.

         Additionally, during fiscal 2003, we started developing computer software to reinforce employee compliance with company rules and workplace policies concerning issues such as sexual harassment, safety, discrimination, and privacy. Due to our very limited financial resources management has decided to cease work on this project, and to devote our resources to our core business. Prior to halting work on the project we had invested approximately $20,000.

DISTRIBUTION OF VIDEOS

         As a consequence of our current very limited financial resources we are prevented from developing and producing more than one or two new training products per year. As a result, we mainly market and sell products produced by third parties During the past fiscal year, and we anticipate for the foreseeable future, approximately 85% of our revenues will be generated from the sale of videos and other workforce training products produced by others. These producers range in size from large corporations with substantial financial resources such as Star Thrower, Inc., Coastal Training Technologies, Corp., and SunShower Learnings, Corp., to small independent companies with limited resources such as Corevision. In general, we market and sell videos they have financed and produced and we receive a discount ranging from 35% to 50% of the gross sale price. It is standard practice within the training industry for distributors to market and sell videos financed and produced by third parties. We are not dependent on any one producer as a source of product for us to sell. To date, no one source of product has accounted for 10% or more of revenues.

         In regard to videos produced by us, we have non-exclusive distribution agreements with a number of distributors to market and sell videos financed and produced by us. Among these distributors are CRM Learning, and Media Partners, Corp. Under the terms of these distribution agreement, we have agreed to pay a marketing/distribution fee, ranging from thirty five to fifty percent of gross sales, when other distributors sell our video training products. In many instances, we have mutual non-exclusive distribution agreements to market/distribute their products for a similar fee. We are not dependent on any one distributor to market or sell our product. To date, no one distributor has accounted for 10% or more of revenues derived from the sale of videos produced by us. Currently, we have twenty-eight domestic distribution agreements and twenty-seven international distribution agreements. Except for the percentage of distribution fees paid or received, the terms and conditions are virtually the same in all of our distribution contracts. Substantially all of our revenues are derived from sales of videotapes through these agreements. We anticipate that substantially all of our revenues will be generated from these agreements during fiscal 2004.

         The material terms of our various agreements with suppliers (which consist of distributors and producers) are very similar. All of these agreements provide us with the right to sell the supplier's video training products on a non-exclusive basis. Other material terms include: (i) length of contractual period, automatic renewal for an additional one (1) year terms, subject to termination on 30 or 60 days prior written notice; (ii) sales territory; (iii) confirmation of our "independent contractor" relationship: (iv) sales commission: and, (v) in two (2) instances (StarThrower and Media Partners) we are required to meet monthly sales minimums, which if not met, permits the supplier, at his option, to terminate of the agreement. As noted above, we market and sell the training videos for a commission from 35% to 50% of the gross sale price. We are in compliance with all the terms and conditions of our agreements with suppliers.

         As mentioned above, we pay a royalty to the Hathaway Group on videos produced under the agreement. After the deduction of distribution fees paid to third parties and certain distribution expenses, the royalties paid to the Hathaway Group approximately average between 35% to 45% of gross revenues received by us. Additionally, we pay a 25% royalty to Double Take Productions on revenues generated from the sale of the HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR? video, and will continue to pay that 25% royalty until they have received a total of $35,000. Thereafter, Doubletake will receive a royalty equal to 25% of 75% of gross revenues.

WORKFORCE TRAINING INDUSTRY OVERVIEW

GENERAL

         According  to  the  Annual  Industry   Report   published  by  Lakewood
Publications in the October 2002 issue of its respected industry publication, TRAINING MAGAZINE:

         o        $54.2  billion  was spent for formal  training in 2002 by U.S.
                  organizations with 100 or more employees.

         o $15.1 billion of that $54.2 billion was expected to be spent on outside providers of products and services in 2002. These products and services include "off-the-shelf" materials (which category includes our videos and work books).

         o 66% of U.S. organizations with 100 or more employees were expected to spend the same or more for formal training in 2002 than in 2001.

         During the past several years, large and small corporations throughout the world have sought to remain competitive and to prosper in today's information age and knowledge-orientated economy by allocating an increasing amount of resources to the training of their employees. No longer is workforce training restricted to senior managers. Among other categories of employees who now receive training paid for by their employers are middle managers, salespeople, first line supervisors, production workers, administrative employees, customer service representatives, and information technology personnel.

         "Soft-Skill" training and Information Technology training represent the industry's two major distinct sources of revenue. Soft-Skill training includes management skills/development, supervisory skills, communication skills, new methods and procedures, customer relations/services, clerical/secretarial skills, personal growth, employee/labor relations, and sales. Information Technology training includes client/server systems, internet/intranet technologies, computer networks, operating systems, databases, programming languages, graphical user interfaces, object-oriented technology and information technology management.

TRAINING VIDEO PRODUCTION

         As stated earlier, nearly all of our revenue is derived from the sale of training videos produced by other companies. Many of these videos are produced by major distributors such as CRM Films, Media Partners and Charthouse, who have the financial resources to produce several videos each year. These distributors then enter into sub-distribution agreements with other industry distributors to market and sell these videos. It is through such sub-distribution agreements that we generate approximately 85% of our revenue. Additionally, there are many independent producers who produce one or two videos a year. These independent producers then enter into a distribution agreement for the marketing and sale of the video. Such agreements are usually on a royalty basis, and may include an advance against royalties.

THE SOFT SKILL TRAINING MARKET

         As reported in the October 2001 issue of TRAINING MAGAZINE, Soft Skill training represents over 50% of the monies spent by U.S. companies in the training of their employees. No figures for Soft Skill training were provided in their 2002 report. Management believes that the Soft-Skill training market is rapidly expanding mainly as a result of realization by organizations throughout the world that in order to remain competitive and manage for success, they must continuously invest in the training of their employees. Demand for quality training products and services is not only stemming from organizations, but from millions of workers who are seeking advanced training to keep up with the job skills required by today's more competitive global economy.

         As further reported by TRAINING MAGAZINE, there were over thirty different specific Soft-Skill training subjects utilized by organizations to increase employee productivity and awareness. Among the top ten subjects were: new-employee orientation, leadership, sexual harassment, new-equipment
orientation,      performance      appraisals,       team-building,      safety,
problem-solving/decision-making, train-the-trainer, and product knowledge.

         We have produced and are marketing training tapes that address three categories of the top ten categories listed in TRAINING MAGAZINE. These four tapes address leadership, team-building, and problem solving/decision-making. These three categories match the focus of the tapes in our current library.

         Although many organizations continue to maintain in-house training departments, outside suppliers represent a significant portion of the training budget. TRAINING MAGAZINE reported in its October 2002 issue that training delivered by outside sources represented 28% of the total dollars spent on traditional training, and 37% of technology based training. Management believes that the trend for organizations to increasingly outsource the training function will continue as a result of the broad range of subjects that must be part of an effective employee training program and the cost of developing and maintaining internal training courses in the rapidly changing workplace.

THE INFORMATION TECHNOLOGY MARKET

         To date, we have not produced any training products for the information technology market. Nor do we anticipate doing so in the foreseeable future. However, since we do market such products produced by others, we felt it appropriate to include a discussion of this sector.

         The Annual Industry Report from the October 2001 issue of TRAINING MAGAZINE revealed that of all formal training in U.S. organizations with ten or more employees, 37% is devoted to teaching computer skills. There was no figure given for this category in their 2002 Report. However, we believe that the market for Information Technology continues to be driven by technological change. As the rate of this change accelerates, organizations find themselves increasingly hampered in their ability to take advantage of the latest information technologies because their information technology professionals lack up-to-date knowledge and skills. We believe that the increasing demand for training information technology professionals is a result of several key factors, including:

         o the proliferation of computers and networks throughout all levels of organizations;

         o        the  shift  from  mainframe   systems  to  new   client/server
                  technologies;

         o the continuous introduction and evolution of new client/server hardware and software technologies;

         o        the proliferation of internet and intranet applications; and

         o        corporate downsizing.

         It is our belief that all of the foregoing factors have resulted in increased training requirements for employees who must perform new job functions or multiple job tasks that require knowledge of varied software applications, technologies, business specific information and other training topics. Furthermore, since we believe that many businesses use hardware and software products provided by a variety of vendors, their information technology professionals require training on an increasing number of products and technologies which apply across vendors, platforms and operating systems.

PRODUCTS AND SERVICES

         Currently, and for at least the next twelve months, we anticipate devoting our limited resources to the development, production and distribution of workforce training videos. We will continue these efforts under our agreement with The Hathaway Group, and explore possibilities for producing and distributing videos financed solely by us. If cash flow permits, or we are successful in raising substantial additional capital through equity or debt, management will seek to develop, produce and distribute other training products and services, such as publications, audiocassettes and training packages. However, if cash flow is insufficient and we are not successful in raising substantial additional capital through equity or debt, we will be unable to pursue the development, production and distribution of these other products and services.

         Accompanying each of the videos produced by us is a workbook that is designed to be given to all employees participating in the training program. These workbooks are written for us by training professionals and serve to reinforce and enhance the lasting effectiveness of the video. In addition to the workbook, we plan to offer an audiocassette that gives the trainee a general orientation to the training material and serves to reinforce the video's salient points. We believe that the trainees will significantly benefit by being able to use the audio cassette to strengthen and review their comprehension of the information covered in the video during periods when it would be impossible to view a video, such as drive-time.

         Training videos typically have a running time of 20 to 35 minutes. The price range for training videos is from a low of $295 to over $895 per video. Except for our video entitled HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR?, which is used as a short meeting opener, the videos we have produced to date fall within the 25 to 35 minute running time range and are sold within the price range mentioned above. The wide variance in the pricing structure is due to such factors as quality of production, on-camera personalities, source of material, sophistication of graphics, and accompanying reference materials. The market continues to demonstrate to us its willingness to purchase high-end videos. Therefore, our strategy is to concentrate on producing high caliber videos utilizing elements and production values that will generate sales at the higher end of the price range, where profit margins are greater.

         The price differential between a corporate training video and a standard consumer video is justified by the fact that an organization will purchase a video and utilize it to train hundreds of employees over many years.

SALES AND MARKETING

         In most cases, the sale of management training products involves direct mail solicitation, preview request fulfillment, and telemarketing. We begin our sales effort by identifying prospective buyers and soliciting them through direct mail appeals that offer the recipient a free preview. In addition, we market and distribute our work force training videos via our web site at "advancedknowledge.com."


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


         Preview request fulfillment represents a major part of our sales plan. Most professional trainers will not purchase a training video until they have previewed it in its entirety, affording them an opportunity to evaluate the video's applicability to their specific objective and to judge its effectiveness as a training tool. When requests are received, a preview copy is immediately sent to the prospective buyer. To enhance sales potential, we send preview copies in the form of video catalogues. Each video catalogue will include several titles in the same general subject area, as the prospect may be interested in acquiring other videos that deal with similar issues. Within a short period of time following the shipment of the preview copy, a telemarketing representative will call the prospective buyer to get their comments and to ascertain their level of interest. As a result of having to send preview copies to potential customers, the sales cycle may take as little as a week or as long as several months.

         Understanding that the principal competitive factors in the training industry are quality, effectiveness, client service, and price, we have developed a marketing campaign that emphasizes our commitment to these key points and, in addition, serves to establish a positive image and brand value for our products. We utilize the following marketing methods to reach and motivate buyers of training products and services.

BRANDING

         The reason management has made brand development a key strategy of our business plan is that a brand is the intentional declaration of "who we are," "what we believe" and "why you should put your faith in our products and services." Above all, corporate branding is a promise a company can keep to its customers, the trade and its own employees.

         To be effective, a corporate brand should be understood by key audiences: customers, vendors, analysts, the media, employees and all other groups that determine the viability of a business. Familiarity leads to favorability. People who know our company are likely to feel more positive toward it than a lesser-known company. In order to build brand name recognition, we will strive to ensure that all corporate, brand, and trade advertising carrying the corporate name and other company-wide communications have a demonstrably positive impact on familiarity and favorability.

DIRECT MAIL

         We believe the most cost efficient way of generating sales is through the direct mailing of product catalogues to the purchaser of training products and materials at organizations having 100 or more employees. This is our prime target. According to Dun & Bradstreet, there are over 135,000 organizations in the United States with at least 100 people.

         To reach the target buyer, we utilize mailing lists purchased from, among others, the industry's most prestigious trade association, the American Society of Training and Development. Other sources of mailing lists include various trade associations and companies that sell mailing lists, such as Hugo Dunhill Mailing Lists, Inc. Additionally, a catalogue is included with any sale or preview video sent to our customers.

         In addition to being cost effective, direct mail represents the most accurate way of measuring sales and marketing efforts. Each response received by us is tracked through a database for the purpose of determining the highest "pulling" list and to measure the effectiveness of a specific marketing campaign. In addition, by evaluating response rates, management is also in a position to determine what level of direct mail is needed to reach sales goals, and to alter its product line in accordance with marketplace feedback. As cash flow permits, our intention is to incorporate state-of-the-art design in the production of our catalogues that will not only serve to generate sales for specific products, but will also help in building our brand value. This will be accomplished by highlighting the quality and effectiveness of our product line through the showcasing of customer endorsements. We believe that brand values have a strong tangible effect on the results of any direct mail effort; and, therefore, we will utilize all of our marketing materials to enhance our image as a reliable and competitive provider of quality training products and services.

TELEMARKETING

         We manage our telemarketing efforts by utilizing trained telephone representatives who focus primarily on following-up leads that have been generated through direct mail solicitation. In most cases these telemarketers are either full-time or part-time employees. Occasionally, we will utilize the services of an outside telemarketing firm, such as Innovative Concepts, to supplement our own efforts. Our telemarketers are provided with information on a customer's buying history and past needs, which are entered into our proprietary database.

         Realizing that the buyers of training products and services are highly educated executives who have multiple pressures and needs, the telemarketers that we employ are trained in high-level, sophisticated selling skills. Using a step-by-step telemarketing process developed by us, the representative attempts to establish a consultative relationship with potential customers. He or she will then be able to use that relationship in conjunction with information provided by our database to help generate additional sales or preview requests.

COMPETITION

         The workforce training industry is highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. Among our competitors are companies such as Media Partners Corp, the LearnCom Corporation, Coastal Training Technologies, and CRM Learning. Many of our competitors have a competitive edge in that they have significantly more financial resources then we do. As a result, they are able to produce more videos then we are and to spend more money on the marketing of their product. Additionally, we compete with the internal training departments of companies and other independent education and training companies.

         The principal factors influencing our business are its professional staff, knowledge of training products, customer relationships, and customer service.

INTERNAL TRAINING DEPARTMENTS

         We have learned that internal training departments generally provide companies with the most control over the method and content of training, enabling them to tailor the training to their specific needs. However, we believe that industry trends toward downsizing and outsourcing continue to reduce the size of internal training departments and increase the percentage of training delivered by external providers. Because internal trainers find it increasingly difficult to keep pace with new training concepts and technologies and lack the capacity to meet demand, organizations increasingly supplement their internal training resources with externally supplied training in order to meet their requirements.

INDEPENDENT TRAINING PROVIDERS

         Our experience has revealed that independent training providers range in size and include publishers of texts, training manuals and newsletters, as well as providers of videos, software packages, training programs and seminars.

         Independent training providers are the main beneficiaries of the organizational outsourcing trend. As a result of the increased demand for external training products and services, many large corporations have entered the field by establishing corporate training divisions. Among the larger competitors are: Times Mirror Corporation; Sylvan Learning Systems, Inc.; Berkshire Hathaway; and Harcourt General. Additional competitors currently producing training products include Blanchard Training & Development, Career Track, American Media, Pfeiffer & Company, CRM Films, AIMS Multimedia, Charthouse International and Learning Works.

         In all cases, the companies listed above have established credibility within the training industry and, compared to us, have substantially greater name recognition and greater financial, technical, sales, marketing and managerial resources.

         The workforce training market is characterized by significant price competition, and we expect to face increasing price pressures from competitors as company training managers demand more value for their training budgets. There can be no assurance that we will be able to provide products that compare favorably with workforce instructor-led training techniques, interactive training software or other video programs, or that competitive pressures will not require us to reduce our prices significantly.

COMPANY HISTORY

         We were incorporated in Delaware on March 24, 2000, under the name "Web Star Training, Inc." We changed our name to "Advanced Knowledge, Inc." on June 9, 2000 and to "Advanced Media, Inc." on May 14, 2003, while retaining the Advanced Knowledge name for use by our training video division. Since our name was "Advanced Knowledge, Inc." from June 9, 2000 through May 14, 2003, we created our Internet site based on that name and believe we have developed some recognition and identification of "Advanced Knowledge" in the training video industry. Accordingly, although we formally changed our name from Advanced Knowledge, Inc. to

Advanced Media, Inc., we continue to use the fictitious business name "Advanced Knowledge" in our promotional materials, our marketing and on our website. We have filed a "fictitious business name statement" with the County of Los Angeles, State of California, in order to secure the right to continue to use the name "Advanced Knowledge." Since our inception, we have been engaged in the development, production and distribution of creatively unique management and general workforce training videos for use by businesses throughout the world.

         From our incorporation through April 18, 2003, we were the wholly owned subsidiary of Enhance Biotech, Inc., a Delaware corporation. Enhance Biotech was incorporated in Delaware on June 7, 1999, under the name "Becor Internet Inc." On May 25, 2000, it changed its name to "Becor Communications, Inc." Then, on March 25, 2003, it changed its name to "Enhance Biotech, Inc." On March 20, 2000, Enhance Biotech, (then known as Becor Communications), purchased all of the assets relating to the business of producing and distributing workforce training videos from Sporting Magic Inc, now known as Next, Inc.

         Sporting Magic, Inc. was incorporated in the State of Delaware on January 2, 1987, under the name EKS RN CON, Inc. Its name was changed to EKS Radtech, Inc. on March 11, 1987, to DMA-Radtech, Inc. on September 18, 1990, and to Advanced Knowledge, Inc. on June 30, 1998. On April 3, 2000, after acquiring a new business and new management, the name was changed to Sporting Magic Inc, and concurrently sold all its assets relating to the workforce training business to Enhance Biotech, formerly known as Becor Communications. We were established soon thereafter as a wholly owned subsidiary of Enhance Biotech. Almost immediately, Enhance Biotech assigned all of those liabilities and assets to us and we continued to operate the workforce training video business under our dba Advanced Knowledge. Our officers and directors previously served as directors and officers of Enhance Biotech (from June 1999 to April 2003) and Sporting Magic (from August 1998 to February 2002). However, they no longer serve as officers or directors of either Enhance Biotech or Sporting Magic. In February 2002, when Sporting Magic acquired a sportswear manufacturer, it changed its name to Next, Inc.

         The assets Enhance Biotech received from Sporting Magic and assigned to us include all rights to the "Advanced Knowledge" name; the "advancedknowledge.com" web site; three workforce training videos entitled TWELVE ANGRY MEN: TEAMS THAT DON'T QUIT, THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES, and IT'S A WONDERFUL LIFE: LEADING THROUGH SERVICE; and all cash, accounts receivable, inventory, equipment, personal property, and rights under production and distribution agreements held by Sporting Magic as of the effective time of the acquisition. In exchange for the assets, Enhance Biotech assumed all of the liabilities incurred or accrued by Sporting Magic before the effective time of its acquisition of those assets, which liabilities were assigned to us soon thereafter.

         On April 18, 2003, Enhance Biotech's Board of Directors approved and agreed to a debt conversion agreement between three parties, namely, (i) Enhance Biotech as the parent company, (ii) us, as the then wholly owned subsidiary of Enhance Biotech, and (iii) our president, Buddy Young. Under the terms of the agreement, Mr. Young agreed to convert all of the debt owed to him by us and our then parent Enhance Biotech, of approximately $434,000, except for $25,000, to equity in exchange for 1,000,000 shares of our common stock from Enhance Biotech. As a result, Mr. Young became our principal shareholder with holdings of 1,000,000 shares of our common stock, while Enhance Biotech retains a total of 750,000 shares.

         We currently have two full-time employees that receive compensation and two part-time employees. During the next 12 months we plan to increase the number of our full-time employees from two to four and the number of our part-time employees from two to three. In addition, Mr. Buddy Young, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, and L. Stephen Albright, our Vice President, Secretary and a Director, each work on a part-time basis.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based upon our statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our Board of Directors, we have identified four accounting policies that we believe are key to an understanding of our financial statements. These are important accounting policies that require management's most difficult, subjective judgments.

         The first critical accounting policy relates to revenue recognition. We recognize revenue from product sales upon shipment to the customer. Rental income is recognized over the related period that the videos are rented. Based on the nature of our product, we do not accept returns. Damaged or defective product is replaced upon receipt. Such returns have been negligible since the Company's inception.

         The second critical accounting policy relates to research and development expenses. We expense all research and development expenses as incurred. Costs incurred to establish the feasibility and marketability of a product are expensed as incurred and included in Research and Development expenses.

         The third critical accounting policy relates to accounts receivable. Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

         The fourth critical accounting policy relates to the allowance for doubtful accounts. The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age of account balance, etc.).

SELECTED FINANCIAL INFORMATION

                                Three Months Ended         Nine Months Ended
                                02/29/04     02/28/03     02/29/04     02/28/03
                              (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                               ---------    ---------    ---------    ---------
Statement of Operations Data
Total revenue ..............   $ 131,707    $ 126,480    $ 289,236    $ 300,377
Operating loss .............   $ (23,763)   $ (14,515)   $(142,758)   $ (33,151)
Net loss after taxes .......   $ (27,466)   $ (20,617)   $(148,873)   $ (49,794)

Balance Sheet Data
Total assets ...............   $  81,717    $  74,473
Total liabilities ..........   $ 326,925    $ 586,704
Stockholder's deficit ......   $(245,208)   $(513,130)


RESULTS OF OPERATIONS

GENERAL

         Advanced Media's core business is the development, production and distribution of management and general workforce training videos for use by businesses throughout the world. In addition to distributing videos produced by us, we market and distribute training videos financed and produced by other producers, which currently account for approximately 85% of our revenues.

         Workforce training industry trends have demonstrated that the amount of money allocated by companies for the training of their employees varies according to general economic conditions. In many cases in a good economy training department budgets are increased, and as a result more funds are available to purchase training videos and other employee training products. Conversely, when economic conditions are sluggish companies tend to cut back on the amount of funds spent on the purchase of workforce training products. We anticipate that general economic conditions will continue to have a direct effect on our revenues.

THREE-MONTH PERIOD ENDED FEBRUARY 29, 2004 COMPARED TO THREE-MONTH PERIOD ENDED FEBRUARY 28, 2003

REVENUES

         Our revenues for the three month period ended February 29, 2004 were approximately $132,000. Revenues for the prior three month period ended February 28, 2003, were approximately $127,000. This represents an increase of $5,000. This increase during this period was mainly due to the purchase of training videos by a new customer located in Dallas, Texas.

         Product sales made up nearly 100% of the total revenue in both three month periods. Rental of videos were less than 1% of our sales in both periods. We expect the rentals of videos to continue to represent approximately the same percentage of revenues for the foreseeable future. Sales of videos produced by other companies accounted for approximately 85% of sales in both fiscal 2004 and 2003. As a result of our limited financial resources which prevent us from financing and producing many new videos, we expect that the sale of videos produced by others will continue to represent approximately 85% of revenues.

COSTS AND EXPENSES

         From 2003 to 2004, the cost of goods sold during the three month period ended February, increased from approximately $50,000 to approximately $57,000. This represents an increase of $7,000. The cost of goods sold as a percent of sales increased by approximately 3% (40% in 2003 to 43% in 2004). This increase is primarily due to the sale of a number of third party videos from several producers which we contractually receive a lower percentage discount, causing us to pay a higher price for the product.

         As stated earlier, approximately 85% of our revenue is generated from the sale of training videos produced by companies with which we have distribution contracts with. The terms of these distribution contracts vary with regard to percentage of discount we receive. These discounts range from a low of 35% to a high of 50% of gross receipts. As we cannot predict which companies will produce better selling videos in any one period, we cannot predict future product mix. However, we anticipate that the cost of goods sold as a percentage of revenues will be approximately within the 40 to 50 percent range.

         Total operating expenses increased from approximately $91,000 in the three month period ended February 28, 2003 to approximately $98,000 during the same period in 2004. This represents an increase of $7,000.

         Selling and marketing expenses decreased from approximately $57,000 in 2003 to approximately $35,000 in 2004. This represents a decrease of $22,000. This decrease during this period of approximately 40% in selling and marketing expense resulted from the fact that we did not introduce into the marketplace any new training videos.

         Our selling and marketing costs are directly related to the introduction of new videos produced by us. These costs are mainly comprised of the creation of advertising and publicity materials, the making of preview copies of the video to be sent to other distributors, and for advertising space in trade publications.

         General and administrative expenses increased from approximately $29,000 in 2003, to approximately $58,000 in 2004. This represents an increase of $29,000. This increase was primarily the result of consulting fees paid to Howard Young (see Certain Relationships) to manage our administrative office duties ($20,300), the change in our accounting clerk to full-time ($5,000) and increased professional fees due to the filing of our Form 10-SB ($4,000).

We anticipate that our general and administrative expenses will continue to increase as we expect to add additional administrative personnel to support an increased infrastructure.

         Research and development expenses remained comparable at approximately $5,000 in 2003 and 2004. Our research and development costs are comprised mainly of fees paid to writers for the initial preparation of an outline for a new training video. Based on our analysis of the outline's sales potential, we will make a decision as to whether or not to move forward with the production. We anticipate that such costs will increase slightly as we continue to evaluate and develop new training videos.

         Interest expense decreased from approximately $6,000 in 2003, to approximately $3,000 in 2004. This represents a decrease of $3,000. This decrease is due to $222,000 owed to the Company's President being converted into Advanced Media common stock during 2003.

         Our net loss increased from approximately $21,000 in 2003 to approximately $27,000 in 2004. This represents an increase of $6,000. This increase is primarily due the reduction in our gross profit in 2004 of $2,000, a net increase in operating expenses of $7,000, partially offset by a reduction in interest expense amounting to $3,000. See the respective categories above for further detail of each fluctuation.

         Prior to April 18, 2003, our then parent company, Enhance Biotech, owed Mr. Young approximately $237,000 in principal and interest and we owed Mr. Young approximately $222,000 in principal and interest. However, on that date, $439,000 of that combined debt due Mr. Young was converted into Advanced Media common stock as described below. The remaining obligation of $25,000 in principal due Mr. Young was assumed by Enhance Biotech. In exchange, Enhance Biotech transferred 1,000,000 shares of Advanced Media common stock held by Enhance Biotech to Mr. Young, thereby converting approx. $439,000 of the debt into equity.

NINE MONTH PERIOD ENDED FEBRUARY 29, 2004 COMPARED TO NINE MONTH PERIOD ENDED FEBRUARY 28, 2003

REVENUES

         Our revenues for the nine month period ended February 29, 2004 were approximately $289,000. Revenues for the prior nine month period ended February 28, 2003, were approximately $300,000. This represents a decrease of $11,000. As stated earlier, our revenues are directly impacted by the general state of the economy. During this nine month period many companies were downsizing rather than hiring new employees, and at the same time reducing the amount of funds available for employee training. We believe this is the main cause of the decrease in our revenues during this period.

         Net product sales made up nearly 100% of the total revenue in both nine month periods. Rental of videos were less than 1% of our sales in both periods. We expect the rentals of videos to continue to represent approximately the same percentage of revenues for the foreseeable future.

Sales of videos produced by other companies accounted for approximately 85% of sales in both fiscal 2004 and 2003.

COSTS AND EXPENSES

         From 2003 to 2004, the cost of goods sold during the nine month period ended February increased from approximately $127,000 to approximately $148,000. This represents an increase of $21,000. The cost of goods sold as a percent of sales increased by approximately 9 percentage points (42% in 2003 to 51% in 2004.) This increase is primarily due to the sale of a higher number of third party videos during this period that we contractually receive a lower percentage discount, causing us to pay a higher price for the product. As we cannot predict which companies will produce better selling videos in any one period, we cannot predict future product mix. However, we anticipate that the cost of goods sold as a percentage of revenues will continue to be approximately within the 40 to 50 percent range.

         Total operating expenses increased from approximately $207,000 in the nine month period ended February 28, 2003 to approximately $284,000 during the same period in 2004. This represents an increase of $77,000.

         Selling and marketing expenses decreased from approximately $116,000 in 2003, to approximately $104,000 in 2004. This represents a decrease of $12,000. As stated earlier, our selling and marketing costs are directly affected by the number of new training products we introduce into the marketplace. The decrease in selling and marketing was the result of our introducing fewer new products into the marketplace during this period, as compared to the same period in 2003.

         General and administrative expenses increased from approximately $79,000 in 2003, to approximately $168,000 in 2004. This represents an increase of $89,000. This increase was primarily the result of consulting fees paid Howard Young to manage our administrative office duties ($50,300 - see Certain Relationships), the change in our accounting clerk to full-time and the addition of a secretary ($29,700) and increased professional fees due to the filing of our Form 10-SB ($16,300). We anticipate that our general and administrative expenses will continue to increase as we add additional administrative personnel to support the increased infrastructure.

         Research and development expenses remained comparable at approximately $11,000 in 2003 and 2004. We anticipate that such costs will increase slightly as we evaluate and develop new training video products.

         Interest expense decreased from approximately $17,000 in 2003, to approximately $6,000 in 2004. This represents a decrease of $11,000. As stated above, this decrease is due to a major portion of the debt owed to the Company's President being converted into equity during 2003.

         Our net loss increased from approximately $50,000 in 2003 to approximately $149,000 in 2004. This represents an increase of $99,000. This increase is primarily due the reduction in our gross profit in 2004 of $33,000, a net increase in operating expenses of $77,000, partially offset by a reduction in interest expense amounting to $11,000. See the respective categories above for further detail of each fluctuation.

FISCAL 2003 COMPARED TO FISCAL 2002

Revenue

         Our revenues for the fiscal year ended May 31, 2003, was approximately $399,000. Revenues for the prior year ended May 31, 2002, were approximately $382,000. This represents an increase of $17,000. This increase was due primarily to an increase in our sales representative force during fiscal 2003. We employed one additional sales representative during fiscal 2003. It is our intention to continue to add to our sales force as financial resources permit.

         Product sales made up nearly 100% of the total revenue in both fiscal years. Rental of videos were less than 1% of our sales in both periods. As stated earlier, we expect the rentals of videos to continue to represent approximately the same percentage of revenues for the foreseeable future. Sales of videos produced by other companies accounted for approximately 85% of sales in both fiscal 2003, and 2002.

COSTS AND EXPENSES

         From 2002 to 2003, the cost of goods sold decreased from $196,000 to $141,000. This represents a decrease of $55,000. The cost of goods sold as a percent of sales decreased by 16% (55% in 2002 to 37% in 2003). This is primarily due to a change in sales mix towards sales of third party produced videos which have a lower unit cost.

         Total operating expenses increased from $241,000 in 2002, to $290,000 in 2003. This represents an increase of $49,000. This increase was due primarily to marketing expenditures incurred for the launching of a new video, and additional payroll expenses for administrative personnel. Our fixed overhead, consisting primarily of rent, was approximately $20,000 in 2002 and $16,000 in 2003. This decrease represents a downsizing of facility use in 2003. For fiscal 2004, we anticipate that operating expenses will run higher than 2003. This is mainly due to increased payroll expense for sales and administrative personnel. We expect that gross profits, as a percentage of sales, should increase and that as sales increase, the cost of goods sold will increase proportionately.

         Selling and marketing expenses increased from $105,000 in 2002, to $115,000 in 2003. This represents an increase of $10,000. The increase in selling and marketing was the result of the costs incurred to introduce a new video. These costs included advertising in trade publications, preparation of advertising material, and the development of marketing programs, much of which will benefit future periods. Selling and marketing expenses are expected to increase as we produce and introduce new videos. We anticipate that the increased sales efforts will offset these increased selling and marketing costs and eventually decrease in their proportion to sales.

         General and administrative expenses increased from $127,000 in 2002, to $159,000 in 2003. This represents an increase of $32,000. This increase was the result of increased payroll and benefits for administrative personnel, offset by a one-time legal settlement for $25,000 incurred in 2002. We do not expect our general and administrative expenses to decrease significantly. We anticipate that our general and administrative expenses will increase as we add additional administrative personnel to support the increased infrastructure.

         Research and development expenses increased from $8,000 in 2002, to $16,000 in 2003. This is a direct result of costs incurred in the development of a new video product in 2003. We anticipate that such costs will increase slightly as we create and develop new training video products.

         Interest expense increased from $19,000 in 2002, to $24,000 in 2003. This represents an increase of $5,000. This increase is due to increased borrowings from the Company's President and a line of credit with the Bank of America in 2003.

         The net loss decreased from $75,000 in 2002, to $54,000 in 2003. The net cause of this decrease, unrelated to ongoing operations, was the legal settlement of $25,000 incurred in 2002.

PLAN OF OPERATION

         We will continue to devote our limited resources to marketing and distributing workforce training videos and related training materials. At this time these efforts are focused on the sale of videos produced by third parties. 85% of our revenue is derived from these sales. Additionally, we will continue to market three videos produced by us, "THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES," "WHAT IT REALLY TAKES TO BE A WORLD CLASS COMPANY," "HOW DO YOU PUT A GIRAFFE IN THE REFRIGERATOR?." In addition, we anticipate spending some of our resources on the production and marketing of additional training videos produced by us. The amount of funds available for these expenditures will be determined by cash flow from operations, as well as, our ability to raise capital through an equity offering or further borrowing from our President, and other traditional borrowing sources. There can be no assurance that we will be successful in these efforts.

         Management expects that sales of videos and training materials, along with available funds under an agreement with its President and majority shareholder should satisfy our cash requirements through December 31, 2004. The Company's marketing expenses and the production of new training videos will be adjusted accordingly.

         We currently have 4 employees. If cash resources permit, the Company plans to increase its employees to 6 during calendar 2004 (2 administrative, 4 sales).

LIQUIDITY AND CAPITAL RESOURCES

         We are a company with a limited operating history and a history of net losses.

         We had a cash balance of approximately $30,000 on March 31, 2004. We have an agreement with our President and majority shareholder to fund any shortfall in cash flow up to $350,000 at 8% interest through December 31, 2004. We owed our President a total of approximately $148,000 in principal under the agreement as of March 31, 2004. The note is collateralized by all of our right, title and interest in and to our video productions and projects, regardless of their stage of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2005.

         The Company has a revolving line of credit with Bank of America. This line of credit permits the Company to borrow up to $40,000. The line of credit is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (6.22% at February 29, 2004). The line of credit does not require the Company to meet performance criteria or maintain any minimum levels of income or assets. It does require the company to maintain insurance, maintain a modern system of accounting in accordance with generally accepted accounting principles ("GAAP") and to comply with the law. The Company is in compliance with the terms and conditions of the line of credit. Our outstanding balance as of March 31, was approximately $37,000.

         Our allowance for doubtful accounts significantly increased from 45% of gross receivables at May 31, 2003, to 59% at February 29, 2004. Based on the few full-time staff we had available earlier in our year, collections of our receivables were not adequately followed up on. Based on the age of the receivables, we provided a conservative allowance in each period. We have instituted procedures to insure more timely follow-up on past due accounts.

         If revenues from the sale of our videos do not provide sufficient funds to maintain operations, then we believe the raising of funds through further borrowings from our President or traditional borrowing sources will be sufficient to satisfy our budgeted cash requirements through December 31, 2005. Additionally, we may attempt a private placement sale of our common stock. Further, our ability to pursue any business opportunity that requires us to make cash payments would also depend on the amount of funds that we can secure from these various sources. If funding is not available from any of these sources to meet our needs, we will either delay production of one or more of our planned videos or delay any business transaction requiring the payment of cash, or both.

         If funding is insufficient at any time in the future, we may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition. In addition, if additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in Advanced Media.

         As of August 31, 2003, we had a bank overdraft of $11,000. The overdraft was a result of the timing in depositing funds advanced by the Company's President to cover checks written. We have instituted procedures to prevent future overdraft situations and do not expect such a reoccurrence to happen in the future. No further overdraft has occurred since August 31, 2003.

ITEM 3.  DESCRIPTION OF PROPERTY.

         We lease office space from Encino Gardens LLC, an unaffiliated third party for $2,100 per month, located at 17337 Ventura Boulevard, Suite 208, Encino, California 91316. The lease provides for an increase in rent to $2,185 beginning September 2004. The lease terminates August 31, 2005. We anticipate that we will be able to maintain the lease and that this space, consisting of a total of approximately 1,150 square feet, will be adequate for our operations through the end of our current fiscal year.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of March 31, 2004, regarding beneficial ownership of the Common Stock of the Company by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and other executive officers of the Company and (iv) the Company's executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed in the table is 17337 Ventura Boulevard, Suite 208, Encino, California 91316.

                                                NUMBER OF           PERCENTAGE
NAME AND ADDRESS                              SHARES OWNED        OF CLASS OWNED
----------------                              ------------        --------------

Young Family Trust (1)                          1,000,000              52.09%
Stephen Albright (2)                              100,000               5.21%
David Leedy (3)                                    10,000               0.52%
Mel Powell                                              0                  0%
Dennis Spiegelman (3)                              10,000               0.52%
Howard Young (4)                                   50,000               2.61%
Enhance Biotech, Inc(5)(6)                        750,000              39.07%
     35th Floor,
     1285 Avenue of the Americas,
     New York, New York 10019
All officers and directors as a group
     (4 persons)                                1,170,000              60.93%
----------
(1)      All of the shares beneficially owned by the Young Family Trust are also
         beneficially   owned  by  Buddy  Young  and  Rebecca  Young,   who,  as
         co-trustees of the Trust, share voting and investment power over the shares. Buddy Young is a director and executive officer of Advanced Media and the Chief Executive Officer of the Company.
(2)      Director, Vice President and Secretary
(3)      Director
(4)      Howard Young is a Vice President and the son of Mr. Buddy Young.
(5) The officers and directors, a.k.a. the "control persons", for Enhance Biotech, Inc. are: Christopher Every, Chief Executive Officer and Director; Lee Cole, Chief Financial Officer and Director; and, Roger Holdom, Secretary and Director, all of whom may be reached at Enhance Biotech, Inc.'s address listed above. Other than Enhance Biotech,
         Inc.'s   ownership  of  stock  in  our  Company,   there  is  no  other
         relationship between the Company and Enhance Biotech, Inc. or its control persons.

(6) As indicated in Enhance Biotech, Inc.'s ("EBOI") Form 14A Proxy/Information Statement filed January 30, 2004, as of January 28, 2004, EBOI's shareholder's who own or control 5% or more of the issued and outstanding equity of EBOI are:
         (a) SCO Capital Partners LLC owns 4,623,346 shares or 22.66% of EBOI. SCO Capital Partners LLC's address is 35th Floor 1285 Avenue of the Americas, New York, New York 10019. The control person is Mr. Steven Rouhandeh, Chairman;
         (b) ML Laboratories PLC owns 1,451,600 shares or 7.2% of EBOI. ML Laboratories PLC's address is Innovation House Kelburn Court Daten Park Birchwood Warrington WA3 6UT United Kingdom. The control persons are S. W. Sim, the Executive Chairman, and P.
                  J. Shennan, the Chief Operating Officer and Finance Director;
         (c) Bioaccelerate Ltd. owns 5,481,166 shares or 27.22% of EBOI. Bioaccelerate Ltd.'s address is 712 5th Avenue, New York, New York 10019. The control persons are Lee Cole, Chief Executive Officer and Linden Boyne, Secretary;
         (d) Crescendo Holdings Limited own 2,540,300 shares or 12.61% of EBOI. Crescendo Holdings Limited's address is Suite F8 International Commercial Center Main Road Casemates Gibraltar. The control person is Christopher Wood, beneficiary.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the current officers and directors of Advanced Media:

NAME                         AGE          POSITION
----                         ---          --------

Buddy Young                  68           President, Chief Executive Officer,
                                          Chief Financial Officer and Chairman
L. Stephen Albright          52           Vice President, Secretary and Director
David Leedy                  63           Director
Dennis Spiegelman            57           Director
Mel Powell                   39           Director
Howard Young                 45           Vice President

         Buddy Young has served as president, chief executive officer, chief financial officer and chairman of the board of directors of Advanced Media, Inc. since its inception in March 2000. Since August 1996, Mr. Young has also been engaged in a privately owned merger and acquisition business which does business under the name of Advantage Mergers and Acquisitions. From 1999 through April 29, 2003, while serving as an officer and director of Advanced Media, Mr. Young also served as the chief executive officer and a director of Enhance Biotech, Inc. (f.k.a. Becor Communications, Inc.). From the date of our incorporation through April 18, 2003, we were a wholly owned subsidiary of Enhance Biotech. In addition, he currently serves as a director of the Wien Group, Inc., a publicly held merchant banking company. Mr. Young was an officer and director of Sporting Magic, Inc. from August 1998 until he resigned from those positions on February 1, 2002. Currently, Mr. Young has no relationship with Sporting Magic, Inc. From March 1998 until July 1999, Mr. Young served as president, executive officer and a director of MGPX

Ventures, Inc., now known as Contango Oil & Gas. Prior to Mr. Young joining MGPX Ventures, it sold its business of installing efficient electrical power systems in buildings to its management and had no other business operations. Mr. Young assisted MGPX Ventures in adopting a new business plan and recruiting new management to implement its operations in the oil and gas exploration industry. From 1992 until July 1996, Mr. Young served as president and chief executive officer of Bexy Communications, Inc., a publicly held company. Bexy's core business was the production, financing and distribution of television programming. During Mr. Young's tenure at Bexy, Bexy produced and distributed a number of television programs, including a two-hour special, HEARTSTOPPERS . . . HORROR AT THE MOVIES, hosted by George Hamilton, and a 26 episode half-hour television series entitled FEELIN' GREAT, hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was president, chief executive officer and a director of Color Systems Technology, Inc., a publicly held company whose stock traded on the American Stock Exchange. Color Systems' major line of business is the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. For over twenty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

         L. Stephen Albright has served as a vice president, director and secretary of Advanced Media, Inc. since May 2003. Since July 2000, Mr. Albright has also served as a consultant and counsel to Advantage Mergers and Acquisitions, a merger and acquisition business owned by Buddy Young. Prior to becoming associated with Advantage Mergers and Acquisitions in July 2000, Mr. Albright was employed as an associate attorney with a law firm in Los Angeles, California, from June 1994 through June 2000. Mr. Albright started his own law practice in June 2000. Mr. Albright received his undergraduate degree in business administration and marketing from West Virginia University in 1975. Following a career in industrial sales, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright's legal career has consisted primarily of transactional work, business litigation, corporate matters, employee matters and providing general legal business advice to clients. Mr. Albright also spent seven years as in-house counsel, vice president, general counsel and secretary to Color Systems Technology, Inc., a publicly-held company whose stock traded on the American Stock Exchange. While with Color Systems, Mr. Albright was responsible for all aspects of the company's business including annual shareholders' meetings; preparation and filing of the company's proxy materials, annual reports on Form 10-K, and registration statements on Form 10-Q; and drafting and negotiating lease agreements, distribution and licensing agreements and debt and equity funding arrangements. Mr. Albright was an officer and director of Sporting Magic, Inc. from June 2000, until he resigned from those positions on February 1, 2002. Currently, Mr. Albright has no relationship with Sporting Magic, Inc. Mr. Albright was an officer and director of Enhance Biotech, Inc. (formerly known as Becor Communications, Inc.) from the inception of Enhance Biotech, Inc. on March 20, 2000, until he resigned those positions on April 29, 2003, as part of Enhance Biotech, Inc.'s acquisition of Enhance Lifesciences, Inc. When specifically requested, Mr.

Albright does occasionally provide legal services to Enhance Biotech, Inc. Notwithstanding such occasional representation, Mr. Albright is neither Enhance Biotech, Inc.'s general counsel nor does Enhance Biotech, Inc. consult with him regularly or generally. Mr. Albright's services are limited to specific projects requested by Enhance Biotech, Inc. Additionally, Mr. Albright recently was retained by Wien Group, Inc., a publicly held company to prepare and file Wien Group, Inc.'s required disclosure documents. Mr. Albright provides legal services to Wien Group, Inc. on a regular basis; however, Mr. Albright is not Wien Group, Inc.'s general counsel and is not generally responsible for all Wien Group, Inc.'s legal matters.

         Mr. Leedy has served as a director and member of the audit committee since May 2003. He is a certified public accountant with many years of experience in establishing and managing corporate financial controls. In 1963 he began his career at Haskins & Sells (now Deloitte & Touche). He is now retired and resides in Texas. From 1994 through the end of 1995 he was Chief Operations/Financial Officer of Reel EFX, Inc., a special effects company whose operations included manufacturing and sales, equipment rentals, and special effects for movies, TV, commercials and live performances. Mr. Leedy retired when he resigned his position at Reel EFX in 1995. In 1993 he served as a Production Accountant at Games Animations/Nickelodeon-MTV. From 1989 through 1992, he served as a consultant to a number of film producers, distributors and foreign sales agents. From 1984 through 1989, he served as Sr. Vice President and Chief Financial Officer of Color Systems Technology, Inc. While there he was responsible for all administrative and financial matters and, assisting the Chief Executive Officer, responsible for operations. He has also served as an expert witness on an important legal case (BUCHWALD V. PARAMOUNT 1990). From 1975 through 1979, he served as Controller of MCA/Universal Pictures and was responsible for the accounting of approximately $350 million in worldwide revenues, advertising and promotion, and royalties. Additionally, he authored and published the definitive book on accounting for royalties in the motion picture industry in 1980, and co-authored another in 1988.

         Dennis Spiegelman has served as a director and a member of the audit committee since May 2003. Mr. Spiegelman is an experienced sales and marketing executive with a successful track record in many aspects of the entertainment industry. He is currently vice president, sales and marketing for Cast & Crew Entertainment Services, Inc., a position he accepted in April 1998. From 1995 to April 1998, Mr. Spiegelman was the senior vice president of sales and marketing for Axium Entertainment, Inc. Both Cast & Crew and Axium specialize in providing payroll and payroll related services to the motion picture and television entertainment industries. Before joining Axium, he held similar positions with AP Services, Inc. and IDC Entertainment Services. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions, including director of operations at Heritage Entertainment, and president and director of All American Group, Inc. While at these companies, Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as executive producer of the theatrical motion picture entitled NOBODY'S PERFECT and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50-year-old networking organization for entertainment industry executives.

         Mel Powell has served as a director and a member of the audit committee since May 2003. Mr. Powell brings a background in law, writing, and marketing to the Company. He attended Yale

Law School as an undergraduate, and graduated from UCLA Law School in 1988. Mr. Powell is a member of the California Bar Association, and practiced family law from 1988 through 1992 at the Los Angeles based law firm of Trope & Trope. Since 1992 Mr. Powell has been self employed through his privately held company, Breakaway Entertainment. During his time at Breakaway, he has written feature screenplays, teleplays, radio scripts for Premiere Radio Networks, and scripts for corporate training videos.

         Howard Young has served as a Vice President since May 2003. He joined the Company as Director of Marketing in March 2000, and remained in that position until he was appointed a Vice President in May 2003. From June 1998 until March 2000, Mr. Young served as an independent marketing consultant to the Company. He started his business career at Columbia Pictures in 1983 as a motion picture sales trainee. Shortly thereafter he was promoted to salesman, and was responsible for sales and exhibitor relations in the Seattle- Portland territory. From 1985 through June 1998 Mr. Young worked for one of Hollywood's leading advertising agencies, JP Advertising. While there he served in a number of positions relating to the marketing of motion pictures. In 1992 he was named a Senior Vice President of the agency, and was responsible for supervising client accounts. Among others, the agency's accounts included: The Walt Disney Company, 20th Century Fox, Columbia Pictures and Paramount Pictures. Along with his client responsibilities, Mr. Young supervised the administrative operations of the agency. During his tenure at JP Advertising, Mr. Young worked on the marketing campaigns of such films as TITANIC, SPEED, 101 DALMATIANS, MEN IN BLACK, and TRUE LIES. A graduate of Redlands University, Mr. Young is active as a graduate assistant in the Dale Carnegie Course Program. Mr. Young is the son of the Company's president and principal stockholder.

         Directors are elected in accordance with our bylaws to serve until the next annual stockholders meeting and until their successors are elected and qualified or until their earlier resignation or removal. Officers are elected by the board of directors and hold office until the meeting of the board of directors following the next annual meeting of stockholders and until their successors shall have been chosen and qualified. Any officer may be removed, with or without cause, by the board of directors. Any vacancy in any office may be filled by the board of directors.

         Buddy Young, our President, Chief Executive Officer, Chief Financial Officer and Chairman, and L. Stephen Albright our Vice President and Secretary, have various outside business interests that preclude them from devoting full time to the operations of the Company. We anticipate that Mr. Young will be able to devote approximately 75 percent and Mr. Albright approximately 50 percent of their respective time to our operations. Mr. Howard Young, our Vice President devotes full time to the operations of the Company.

         Except that one of the Company's key employees, Howard Young, is the son of Buddy Young, there are no family relationships between any directors or executive officers and any other director or executive officer of Advanced Media, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

                                     ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                           --------------------------------------   --------------------------------------
                                                                                    Securities
Name and                                    Other       Annual       Restricted     Underlying      LTIP      All other
Principal Position         Year    Salary   Bonus    Compensation   Stock Awards     Option        Payouts       Comp.
------------------         ----    ------   -----    ------------   ------------     ------        -------       -----

Buddy Young,
CEO, CFO & Director        2000     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2001     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2002     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2003     -0-      -0-         -0-              -0-          -0-          -0-          -0-

L. Stephen Albright,
Secretary & Director (1)   2000     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2001     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2002     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2003     -0-      -0-         -0-              -0           -0-          -0-          -0-

Dennis Spiegelman,
Director (2)               2000     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2001     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2002     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2003     -0-      -0-         -0-              -0-          -0-          -0-          -0-

David J. Leedy,
Director (2)               2000     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2001     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2002     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2003     -0-      -0-         -0-              -0-          -0-          -0-          -0-

Mel Powell
Director                   2000     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2001     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2002     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2003     $7,700   -0-         -0-              -0-          -0-          -0-          -0-

Howard Young,
Vice President (3)         2000     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2001     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2002     -0-      -0-         -0-              -0-          -0-          -0-          -0-
                           2003     $6,000   -0-         -0-              -0-          -0-          -0-          -0-
----------

(1) As compensation for services rendered and for serving as an officer and a director of the Company, on May 21, 2003, the Company issued 100,000 shares of common stock to Mr. Albright. At the time of the issuance, the stock had no positive book value, and no market value.

(2) As compensation for joining and serving as a director of the Company, on May 21, 2003, the Company issued 10,000 shares of common stock to each of Mr. Spiegelman and Mr. Leedy. At the time of the issuance, the stock had no positive book value, and no market value.

(3) As compensation for serving as a director of the Company and conducting some of the day to day operations of the Company, on May 21, 2003 we issued 50,000 shares of common stock to Mr. Young. At the time of the issuance, the stock had no positive book value, and no market value.

EMPLOYMENT AND CONSULTING AGREEMENTS

         We do not have any employment or consulting agreements with any of our executive officers. Other than the compensation paid to Mr. Young and Mr. Powell, no other compensation has been paid or accrued to any officer or director since the incorporation of Advanced Media, Inc. in March 2000.

OPTION/SAR GRANTS

         We have not granted any options or stock appreciation rights to any of our executive officers or employees.

AGGREGATED OPTION/SAR EXERCISES

         Since we have never granted any options or stock appreciation rights to any of our executive officers or employees, none exist to be exercised.

COMPENSATION OF DIRECTORS

         Other than the initial issuance of common stock as described above, directors of the Company have not and do not receive any compensation for serving on the board or for attending any meetings. Directors who are also officers of the Company receive no additional consideration for their service as a director.

         During fiscal 2003, Howard Young received a total of $6,000 and Mr. Powell received a total of $7,700 in compensation (see "Certain Relationships and Related Transactions"). Other than the compensation paid to Mr. Young and Mr. Powell, no other compensation has been paid or accrued to any officer or director since the incorporation of Advanced Media, Inc. in March 2000. No stock options, warrants or other rights have been issued to any of the Company's officers, directors or employees. The Company has not approved or adopted any such plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Prior to April 29, 2003, Buddy Young, our chief executive officer, director and principal shareholder, and L. Stephen Albright, our secretary and director, served in similar capacities with our second largest shareholder, Enhance Biotech. Mr. Young currently serves as a consultant to Enhance Biotech, and Mr. Albright occasionally serves as attorney for Enhance Biotech.

         We have an agreement with our President and majority shareholder to fund any shortfall in cash flow up to $350,000 at 8% interest through December 31, 2004. Repayment is to be made when funds are available with the balance of principal and interest due December 31, 2005. The Company has borrowed approximately $130,000 through February 24, 2004.

         Prior to April 18, 2003, our then parent company, Enhance Biotech owed Mr. Young approximately $237,000 in principal and interest and we owed Mr. Young approximately

$222,000 in principal and interest. However, on that date, $439,000 of that combined debt due Mr. Young was converted into equity as described below. The remaining obligation of $25,000 in principal due Mr. Young was assumed by Enhance Biotech. In exchange, Enhance Biotech transferred 1,000,000 of its 1,750,000 shares of Advanced Media to Mr. Young, thereby converting $439,000 (approx.) of the debt described above into equity. Over the past two years, we have borrowed an aggregate of approximately $342,000 from our President, of which $222,000 was converted to equity on April 18, 2003, leaving an outstanding principal balance of approximately $130,000 due Mr. Young as of February 24, 2004.

         The note is secured by all our right, title and interest in and to our video productions and projects, regardless of their state of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2005.

         Mr. Powell, a director of the Company serves as a free lance writer on a number of our training video scripts, as well as a part-time assistant in the marketing of our product. During fiscal 2003, Mr. Powell has been compensated a total of $7,700 for his writing and marketing services. These fees were paid to Breakaway Entertainment, a privately held production company owned by Mr. Powell.

         Mr. Howard Young, an officer of the Company and the son of the Company's president, received fees totaling $6,000 in fiscal 2003, and a total of $50,300 during the first 9 months of fiscal 2004. Mr. Young's duties include the management of our administrative functions.

         In the Company's financial statements included herein, we disclosed the reduction of the related party receivable. This represented the amount due from the Company's parent, Enhance Biotech. As disclosed in the notes to the financial statements, the debt was forgiven in January 2003 and contributed to capital.

         Since the inception of the Company, we have not had a relationship with any outside promoters. However, our officers and directors are considered promoters, as that term is defined by Rule 405 of Regulation C. As indicated in the Executive Compensation Table above, including the footnotes, we have issued stock to our officers and directors as consideration for services. Thus, these stock issuances are considered to be transactions with promoters and the information regarding these transactions is provided in the Executive Compensation Table above.

ITEM 8.  DESCRIPTION OF SECURITIES

         We have one class of common stock authorized for issuance. Of the 25,000,000 shares of common stock authorized, 1,920,000 shares are issued and outstanding at March 31, 2004. We do not have any preferred stock authorized for issuance.

         Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. To date we have not paid any dividends on our common stock, and we do not anticipate paying any dividends in the foreseeable future.

         Each  share  of  our  common  stock  is  entitled  to  one  vote.   Our
stockholders have no preemptive rights.

         Our stock transfer agent is U.S. Stock Transfer Company, located at 1745 Gardena Ave, Glendale, CA 91204. Their telephone and fax numbers are respectively (818) 502-1404 and (818) 502-0674.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. Therefore, a shareholder, in all likelihood, will not be able to resell his, her or its securities should he, she or it desire to do so if and when such shares become eligible for public resale. Further, it is unlikely that any lending institutions would accept our securities as collateral for loans unless a regular trading market in our stock develops.

         Currently, we have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities. Without a market for our securities, no transactions for or with the account of customers, no bid and asked quotations, and no compensation to brokers, dealers or associated persons exist for us to disclose.

NO PUBLIC MARKET

         There is currently no public market for our common stock. If and when we can meet the requirements, we will seek to have our stock quoted for trading on either the NASD's Over-The-Counter Bulletin Board system (also known as "OTCBB") or the Pink Sheets Electronic Quotation Service. There can be no assurance that we will ever be able to qualify to have our stock quoted on the OTC Bulletin Board system, the Pink Sheets Electronic Quotation System, or any stock exchange or stock market.

         Both the OTCBB and the Pink Sheets Electronic Quotation Service have very minimal listing requirements imposed on companies that desire to be listed in their systems.

         The OTCBB only requires that the company's stock be registered with the Commission and that the company be current with its Commission filing requirements. It does not have any other listing requirements. However, in order to be traded, it must also have a Form 15-211(c) on file with the National Association of Securities Dealers (also known as the "NASD") and have at least one (1) market maker in the stock, but these are not listing requirements. There are no requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

         The Pink Sheets quotation system requires that the company's stock be registered with the Securities and Exchange Commission, have at least one (1) market maker and have a Form 15-211(c) on file with the NASD. The Pink Sheets do not have any minimum requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

RESALES UNDER RULE 144 AND OTHERWISE

         There are 1,920,000 shares of our common stock issued and outstanding, all of which is held by affiliates, as that term is defined by the Securities Act of 1933, as amended, (the "Act"). These shares are defined by Rule 144 of the Act as restricted securities. No shares have been sold pursuant to Rule 144 of the Act. None of these shares may be sold except in compliance with the resale provisions of Rule 144.

         In general, under Rule 144, as currently in effect, affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock or the average weekly reported trading volume in the stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

         As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

         THERE IS NO PUBLIC MARKET FOR OUR STOCK. AS A RESULT, INVESTORS MAY NOT BE ABLE TO SELL THEIR SECURITIES. Currently, there is no trading market for any of our stock. Although we contemplate developing a market for our stock in the future, there can be no assurance that a market for our stock will be created or, if such a market is created, that it will be sustained. Accordingly, purchasers of the stock may have to hold the stock indefinitely. Further, the Securities and Exchange Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock by a retail customer, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. You should consider these risks as well as the uncertainties, delays, and difficulties normally associated with any developing and expanding new business, many of which may be beyond our control.

         OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" REGULATIONS, WHICH COULD MAKE IT MORE DIFFICULT FOR AN ACTIVE, LIQUID MARKET TO DEVELOP IN THE STOCK AND COULD PREVENT YOU FROM SELLING ANY SHARES YOU BUY IN THIS OFFERING. Penny stocks are equity securities that have a price of less than $5.00 and are not registered on certain national securities exchanges or quoted on the Nasdaq system. Our common stock is currently a penny stock and will probably remain a penny stock for the foreseeable future because the offering price of the common stock in this offering is substantially less than $5.00 per share and we do not qualify for an exemption from the SEC's penny stock rules. The penny stock rules regulate broker-dealer practices in connection with transactions in penny stock. These regulations could make it more difficult for an active, liquid market in our common stock to develop and could prevent you from selling shares you purchase in this offering. These rules require any broker-dealer engaging in transactions in penny stocks to first provide to its customer a series of disclosures and documents, including:

         o a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

         o all compensation received by the broker-dealer in connection with the transaction;

         o        current quotation prices and other relevant market data; and

         o monthly account statements reflecting the fair market value of the securities.

         In addition, these rules require that a broker-dealer obtain financial and other information from its customer, determine that transactions in penny stocks are suitable for the customer, and deliver a written statement to the customer setting forth the basis for that determination. These extensive requirements could cause some broker-dealers and their customers to limit their involvement in penny stock transactions or to avoid them altogether.

FORWARD STOCK SPLIT

         On April 14,  2003,  we completed a 2,500  (twenty five  hundred) for 1
(one) forward stock split of our common stock. The 700 shares that had been outstanding on that date were converted into a total of 1,750,000 shares as a result of the forward split. Unless otherwise indicated, all references in this registration statement to our common stock have been restated to give effect to the forward split.

HOLDERS

         As of March 31, 2004, we have 1,920,000 shares of common stock issued and outstanding held by 6 shareholders of record. We currently have no outstanding options or warrants for the purchase of our common stock and have no securities outstanding which are convertible into common stock. We have not yet adopted or developed any plans to adopt any stock option, stock purchase or similar plan for our employees.

DIVIDEND POLICY

         We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.

ITEM 2.  LEGAL PROCEEDINGS.

         As of the date hereof, we are not a party to any material legal proceedings, and we are not aware of any such claims being contemplated against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On April 18, 2003, Enhance Biotech converted all but $25,000 of Registrant's debt to equity by transferring 1,000,000 shares of our common stock to Mr. Buddy Young in exchange for the satisfaction of all but $25,000 of the debt owed to him.

         All securities sold or issued by us have been of common stock, par value $0.01 per share and are restricted as to transfer. We have issued shares to 6 shareholders, all of whom are affiliates of ours. None of the sales or transfers was effected by an underwriter, broker or dealer or as part of an underwriting, registration or private placement. There were no proceeds from any of the following listed transfers or sales. The sale/transfers were affected as follows:

OTHER ISSUANCE/SALE OF SHARES

         L. STEPHEN ALBRIGHT

         On May 21, 2003, we issued 100,000 shares of our common stock to Mr. Albright for services rendered and to be rendered. Mr. Albright's services consisted of the negotiation and preparation of all documents regarding Mr. Young's transaction with Enhance Biotech and other contract matters, assistance in the preparation of this Form 10-SB and other business related legal matters.

         DENNIS SPIEGELMAN

         On May 21, 2003, we issued 10,000 shares of our common stock to Mr. Spiegelman for services rendered and to be rendered. Mr. Spiegelman's services consisted of joining our board of directors and participating in the governance of our corporation.

         DAVID J. LEEDY

         On May 21, 2003, we issued 10,000 shares of our common stock to Mr. Leedy for services rendered and to be rendered. Mr. Leedy's services consisted of joining our board of directors and participating in the governance of our corporation.

         HOWARD YOUNG

         On May 21, 2003, we issued 50,000 shares of our common stock to Mr. Young for services rendered and to be rendered valued at $.05 per share for total consideration of $2,500. Mr. Young's services consisted of becoming an officer of the Company and managing the sales operations, as well as other daily operations, of the Company.

         All  of  these   transactions   were  exempt   from  the   registration
requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

         o        The  transfer  or  issuance  did  not  involve   underwriters,
                  underwriting discounts or commissions;

         o        A   restriction   on   transfer   legend  was  placed  on  all
                  certificates issued;

         o The distributions did not involve general solicitation or advertising; and,

         o The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes us to indemnify any director or officer under prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being one of our directors or officers if it is determined that the person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Advanced Media pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                                    PART F/S

                              ADVANCED MEDIA, INC.

                   TABLE OF CONTENTS FOR FINANCIAL INFORMATION


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT..................................................38

AUDITED FINANCIAL STATEMENTS:

Balance Sheet, May 31, 2003...................................................39

Statements of Operations
    for the Years Ended May 31, 2003 and 2002.................................40

Statements of Shareholders Deficit
    for the Years Ended May 31, 2003 and 2002.................................41

Statements of Cash Flows
    for the Years Ended May 31, 2003 and 2002.................................42

Notes to Financial Statements
    for the Years Ended May 31, 2003 and 2002.................................44

UNAUDITED INTERIM FINANCIAL STATEMENTS:

Balance Sheet, February 29, 2004..............................................49

Statements of Operations and Accumulated Deficit
    for the Three- and Nine-Month Periods Ended February 29, 2004
    and February 28, 2003.....................................................50

Statements of Cash Flows
    for the Nine-Month Period Ended February 29, 2004
    and February 28, 2003.....................................................51

Notes to Financial Statements
    for the Three- and Nine-Month Periods Ended February 29, 2004
    and February 28, 2003.....................................................52

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Advanced Media, Inc.:

We have audited the accompanying balance sheet of Advanced Media, Inc. (the "Company") as of May 31, 2003 and the related statements of operations, shareholder's deficit and cash flows for the years ended May 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2003, and the results of its operations and cash flows for the years ended May 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States.





/s/ Farber & Hass LLP
Oxnard, California
August 27, 2003

ADVANCED MEDIA, INC.

BALANCE SHEET
MAY 31, 2003
--------------------------------------------------------------------------------

ASSETS

ACCOUNTS RECEIVABLE, Less allowance of $45,897 .................      $  58,269
PREPAID EXPENSES ...............................................            769
PROPERTY AND EQUIPMENT, Less accumulated
  depreciation of $4,447 .......................................          5,313
OTHER ASSETS ...................................................          1,634
                                                                      ---------

TOTAL ASSETS ...................................................      $  65,985
                                                                      =========

LIABILITIES AND SHAREHOLDER'S DEFICIT

BANK OVERDRAFT .................................................      $   2,523
LINE OF CREDIT .................................................         36,832
ACCOUNTS PAYABLE ...............................................         75,261
OTHER ACCRUED EXPENSES .........................................         19,607
ACCRUED ROYALTIES ..............................................          8,097
NOTE PAYABLE TO SHAREHOLDER ....................................         20,000
                                                                      ---------

TOTAL LIABILITIES ..............................................        162,320
                                                                      ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S DEFICIT:
Common stock, par value - $.001, 25,000,000 shares
  authorized; 1,920,000 shares issued and outstanding ..........          1,920
Additional paid-in capital .....................................        172,079
Accumulated deficit ............................................       (270,334)
                                                                      ---------
Total shareholder's deficit ....................................        (96,335)
                                                                      ---------

TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT ....................      $  65,985
                                                                      =========


See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                         2003            2002
                                                      ---------       ---------

REVENUES:
Sales ..........................................      $ 376,104       $ 354,973
Rental income ..................................          7,839          14,617
Other income ...................................         14,972          12,803
                                                      ---------       ---------
Total revenues .................................        398,915         382,393

COST OF GOODS SOLD .............................        140,543         196,393
                                                      ---------       ---------

GROSS MARGIN ...................................        258,372         186,000
                                                      ---------       ---------

OPERATING EXPENSES:
Selling and marketing ..........................        115,339         105,212
General and administrative .....................        158,656         127,495
Research and development .......................         16,074           7,967
                                                      ---------       ---------
Total operating expenses .......................        290,069         240,674
                                                      ---------       ---------

LOSS FROM OPERATIONS ...........................        (31,697)        (54,674)
                                                      ---------       ---------

OTHER INCOME (EXPENSE):
Interest expense ...............................        (23,637)        (18,576)
Other income ...................................          3,430             125
                                                      ---------       ---------
Other expense, net .............................        (20,207)        (18,451)
                                                      ---------       ---------

LOSS BEFORE PROVISION FOR INCOME TAXES .........        (51,904)        (73,125)

PROVISION FOR INCOME TAXES .....................          1,600           2,050
                                                      ---------       ---------

NET LOSS .......................................      $ (53,504)      $ (75,175)
                                                      =========       =========


See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.

STATEMENTS OF SHAREHOLDERS DEFICIT
FOR THE YEARS ENDED MAY 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                  COMMON STOCK                    ADDITIONAL
                             --------------------     PAID-IN    SHAREHOLDER
                               SHARES     AMOUNT      CAPITAL     (DEFICIT)      TOTAL
                             ---------   ---------   ---------    ---------    ---------
BALANCE, JUNE 1, 2001 ....   1,750,000   $   1,750   $(105,693)   $(141,655)   $(245,598)

NET LOSS .................        --          --          --        (75,175)     (75,175)
                             ---------   ---------   ---------    ---------    ---------

BALANCE, MAY 31, 2002 ....   1,750,000       1,750    (105,693)    (216,830)    (320,773)
                             =========   =========   =========    =========    =========

COMMON STOCK ISSUED TO
  OFFICERS AS COMPENSATION     170,000         170        --           --            170

FORGIVENESS OF
  INTERCOMPANY RECEIVABLE         --          --      (141,063)        --       (141,063)

FORGIVENESS OF RELATED
  PARTY PAYABLE ..........        --          --       418,835         --        418,835

NET LOSS .................        --          --          --        (53,504)     (53,504)
                             ---------   ---------   ---------    ---------    ---------

BALANCE, MAY 31, 2003 ....   1,920,000   $   1,920   $ 172,079    $(270,334)   $ (96,335)
                             =========   =========   =========    =========    =========

See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                           2003          2002
                                                        ---------     ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................    $ (53,504)    $ (75,175)
Adjustments to reconcile net loss to
    net cash used by operating activities:
    Provision for doubtful accounts ................       13,717        23,904
    Depreciation ...................................        1,952         1,369
    Stock issuance .................................          170          --
    Changes in operating assets and liabilities:
    Accounts receivable ............................      (13,425)      (48,287)
      Accounts payable and accrued expenses ........       37,788        61,384
    Accounts receivable - related party ............     (118,411)         --
      Other assets .................................         (417)       26,481
                                                        ---------     ---------
Net cash used by operating activities ..............     (132,130)      (10,324)
                                                        ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES -
  Capital expenditures .............................         --          (4,934)
                                                        ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft .....................................        2,523          --
Borrowings from shareholder ........................      116,357         5,250
Net borrowings on line of credit ...................         --          20,122
                                                        ---------     ---------
Net cash provided by financing activities ..........      118,880        25,372
                                                        ---------     ---------

NET INCREASE (DECREASE) IN CASH ....................      (13,250)       10,114

CASH, BEGINNING OF YEAR ............................       13,250         3,136
                                                        ---------     ---------

CASH, END OF YEAR ..................................    $    --       $  13,250
                                                        =========     =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid during the period for:
    Interest .......................................    $    --       $    --
    Income taxes ...................................    $    --       $    --


                                                                     (Continued)

ADVANCED MEDIA, INC.

FOR THE YEARS ENDED MAY 31, 2003 AND 2002
--------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
In April 2003, Enhance Biotech, Inc. transferred 1,000,000 shares of the Company's common stock held by them to Buddy Young, the Company's Chief Executive Officer in exchange for forgiveness of debt of approximately $434,000.

In January 2003, the Company forgave inter-company receivables of $141,063. Due to the related party relationship, the amount was recorded against additional paid-in capital.


See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS DESCRIPTION - Advanced Media, Inc. (formerly Advanced Knowledge, Inc.; the "Company") is engaged in the development, production and distribution of training and educational video products and services.

         From the Company's inception to April 18, 2003, it was a wholly-owned subsidiary of Enhance Biotech, Inc. ("Enhance"), formerly Becor Communications, Inc. On April 18, 2003, Enhance agreed to transfer 1 million shares of the Company's common stock held by them in exchange for forgiveness of debt of approximately $434,000 due to Buddy Young, the Company's President and majority shareholder. Accordingly, the Company is no longer a wholly-owned subsidiary of Enhance Biotech after April 18, 2003.

         UNCLASSIFIED BALANCE SHEET - In accordance with the provisions of AICPA Statement of Position 00-2, "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS," the Company has elected to present an unclassified balance sheet.

         PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company does not require collateral on sales. As of May 31, 2003, one customer accounted for over 15% of accounts receivable.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accrued expenses and note payable) approximates fair value due to the short term maturities of such instruments.

         ACCOUNTS RECEIVABLE - Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years. Property and equipment consists of a telephone system and office equipment costing $9,760.

         LONG-LIVED ASSETS - Statement of Financial Accounting Standards No. 121, "Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. This standard did not have a material effect on the Company's results of operations, cash flows or financial position.

         STOCK SPLIT - During  April  2003,  the Board of  Directors  approved a
         forward   stock  split  of  2,500  to  1.  The  stock  split  has  been retroactively reflected in the financial statements.

         REVENUE RECOGNITION - Sales are recognized upon shipment of videos and training manuals to the customer. Rental income is recognized over the related period that the videos are rented. The Company's products may not be returned by the customer. Accordingly, the Company has made no provision for returns.

         SEGMENT DISCLOSURE - During the year ended May 31, 2003, no customer accounted for over 10% of the Company's net sales.

         ADVERTISING EXPENSE - The Company expensed advertising costs amounting to $500 and $1,440 in 2003 and 2002, respectively. The Company does not conduct direct response advertising.

         RESEARCH AND DEVELOPMENT - Company-sponsored research and development costs related to both present and future products are expensed currently as a separate line item in the accompanying statements of operations.

         INCOME TAXES - The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities. The provision for income taxes in 2003 represents the California corporate minimum franchise tax.

         RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue 94-3. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred in contrast to the date of an entity's commitment to an exit plan, as required by EITF Issue 94-3. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure", an amendment of FASB
         Statement No. 123, "Accounting for Stock-Based Compensation". This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect any effect on its financial position or results of operations from the adoption of this Statement.

         In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". This Interpretation requires a company to consolidate the financial statements of a "Variable Interest Entity" ("VIE"), sometimes also known as a "special purpose entity", even if the entity does not hold a majority equity interest in the VIE. The Interpretation requires that if a business enterprise has a "controlling financial interest" in a VIE, the assets, liabilities, and results of the activities of the VIE should be included in consolidated financial statements with those of the business enterprise, even if it holds a minority equity position. This Interpretation was effective immediately for all VIE's created after January 31, 2003; for the first fiscal year or interim period beginning after June 15, 2003 for VIE's in which a company holds a variable interest that it acquired before February 1, 2003. The Company does not expect any effect on its financial position or results of operations from the adoption of this Interpretation.

         In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer of debt or equity classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect any effect on its financial position or results of operations from the adoption of this Statement.

2.       NOTE PAYABLE TO SHAREHOLDER

         The Company entered into an agreement with its President and majority shareholder to borrow up to $500,000 (at the discretion of the President) with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due December 31, 2004.

3.       LINE OF CREDIT

         The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (6.47% at May 31, 2003).


4.       FORGIVENESS OF DEBT

         In January 2003, the Company's Board of Directors agreed to forgive all inter-company receivables and payables with the Company's corporate parent, at that time, Enhance. Based on the related party relationship of the Companies, the amount has been recorded against additional paid-in capital.

5.       INCOME TAXES

         The Company has net operating loss carryforwards totaling approximately $161,000 for Federal income tax purposes available to offset future taxable income through 2022. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. The valuation allowance increased approximately $46,000 due to the net loss incurred in 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

6.       COMMITMENTS AND CONTINGENCIES

         The Company has agreements with companies to pay a royalty on sales of certain videos. The royalty is based on a specified formula, which averages approximately 35% to 45% of gross sales.

         The Company leases its operating facility for $1,796 per month in Encino, California under a non-cancelable operating lease, which expired in February 2003; after February 2003, the Company's lease is month-to-month. Rent expense was approximately $16,160 and $20,000 in 2003 and 2002, respectively.

7.       LEGAL

         During 2002, the Company entered into a settlement with a competitor over alleged interference with contractual relations. The settlement was concluded with a one-time payment of $25,000 and delivery of a number of training videos.

         The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

8.       SUBSEQUENT EVENT (UNAUDITED)

         The Company has filed a Form 10-SB Registration statement with the Securities and Exchange Commission. As of the date of this report, the Form 10-SB has not become effective.

ADVANCED MEDIA, INC.

BALANCE SHEET (UNAUDITED)
FEBRUARY 29, 2004
--------------------------------------------------------------------------------

ASSETS

CASH ........................................................         $   6,788

ACCOUNTS RECEIVABLE, Net of allowance
  for doubtful accounts of $45,897 ..........................            66,892

PROPERTY AND EQUIPMENT, Net of accumulated
  depreciation of $5,968 ....................................             5,741

PREPAID EXPENSES AND OTHER ASSETS ...........................             2,296
                                                                      ---------

TOTAL ASSETS ................................................         $  81,717
                                                                      =========


LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:
Line of credit ..............................................         $  36,832
Accounts payable and accrued expenses .......................           123,950
Accrued royalties ...........................................            20,770
Note payable to shareholder .................................           140,000
Accrued interest due to shareholder .........................             4,573
Due to related party ........................................               800
                                                                      ---------
Total liabilities ...........................................           326,925
                                                                      ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, par value - $.001;
    25,000,000 shares authorized; 1,920,000
    shares issued and outstanding ...........................             1,920
Additional paid-in capital ..................................           172,079
Accumulated deficit .........................................          (419,207)
                                                                      ---------
Total shareholders' deficit .................................          (245,208)
                                                                      ---------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT .................         $  81,717
                                                                      =========

See accompanying notes to financial statements.

ADVANCED MEDIA, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (UNAUDITED)
FOR THE THREE- AND NINE- MONTH PERIODS ENDED
FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
--------------------------------------------------------------------------------

                                     THREE MONTHS                  NINE MONTHS
                             --------------------------    --------------------------
                                 2004           2003           2004           2003
                             -----------    -----------    -----------    -----------
REVENUES .................   $   131,707    $   126,480    $   289,236    $   300,377

COST OF REVENUES .........        57,233         50,106        148,020        126,610
                             -----------    -----------    -----------    -----------

GROSS PROFIT .............        74,474         76,374        141,216        173,767
                             -----------    -----------    -----------    -----------

EXPENSES:
Selling and marketing ....        34,641         57,157        104,489        116,112
General and administrative        58,195         28,782        168,560         79,332
Research and development .         5,401          4,950         10,925         11,474
                             -----------    -----------    -----------    -----------
Total expenses ...........        98,237         90,889        283,974        206,918
                             -----------    -----------    -----------    -----------

LOSS FROM OPERATIONS .....       (23,763)       (14,515)      (142,758)       (33,151)

OTHER EXPENSE - Interest .        (2,903)        (6,102)        (6,115)       (16,643)
                             -----------    -----------    -----------    -----------

LOSS BEFORE INCOME TAXES .       (26,666)       (20,617)      (148,873)       (49,794)

INCOME TAXES .............           800           --              800           --
                             -----------    -----------    -----------    -----------

NET LOSS .................   $   (27,466)   $   (20,617)   $  (148,873)   $   (49,794)
                             ===========    ===========    ===========    ===========


NET LOSS PER SHARE .......   $     (0.01)   $     (0.01)   $     (0.08)   $     (0.03)
                             ===========    ===========    ===========    ===========

WEIGHTED AVERAGE SHARES
  OUTSTANDING ............     1,900,000      1,900,000      1,900,000      1,900,000
                             ===========    ===========    ===========    ===========

See accompanying notes to financial statements.

ADVANCED MEDIA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE-MONTH PERIOD ENDED
FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
--------------------------------------------------------------------------------

                                                            2004         2003
                                                         ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .............................................   $(148,873)   $ (49,794)
Adjustments to reconcile net loss to net cash used
     by operating activities:
     Depreciation and amortization ...................       1,521        1,626
     Reserve for bad debts ...........................       2,231         --
     Changes in operating assets and liabilities:
         Accounts receivable .........................     (10,854)      (8,420)
         Accounts payable and accrued expenses .......      47,128       10,630
         Prepaid expenses and other assets ...........         107       (1,367)
                                                         ---------    ---------
Net cash used by operating activities ................    (108,740)     (47,325)
                                                         ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES -
     Purchase of equipment ...........................      (1,949)        --
                                                         ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from shareholder ......................     120,000      117,157
Bank overdraft .......................................      (2,523)      22,119
Borrowings on note payable ...........................        --         13,210
Related party advances ...............................        --       (118,411)
                                                         ---------    ---------
Net cash provided by financing activities ............     117,477       34,075
                                                         ---------    ---------

NET CHANGE IN CASH ...................................       6,788      (13,250)

CASH, BEGINNING OF PERIOD ............................        --         13,250
                                                         ---------    ---------

CASH, END OF PERIOD ..................................   $   6,788    $    --
                                                         =========    =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
         INFORMATION:
Cash paid for interest ...............................   $    --      $   1,400
Cash paid for income taxes ...........................   $     800    $   1,236


See accompanying notes to financial statements.

ADVANCED MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE THREE- AND NINE-MONTH PERIODS ENDED
FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
--------------------------------------------------------------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS DESCRIPTION - Advanced Media, Inc. (formerly Advanced Knowledge, Inc.; the "Company") is engaged in the development, production and distribution of training and educational video products and services.

         From the Company's inception to April 18, 2003, it was a wholly-owned subsidiary of Enhance Biotech, Inc. ("Enhance"), formerly Becor Communications, Inc. On April 18, 2003, Enhance agreed to transfer 1 million shares of the Company's common stock held by them in exchange for forgiveness of debt of approximately $434,000 due to Buddy Young, the Company's President and majority shareholder. Accordingly, the Company is no longer a wholly-owned subsidiary of Enhance Biotech after April 18, 2003.

         UNCLASSIFIED BALANCE SHEET - In accordance with the provisions of AICPA Statement of Position 00-2, "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS," the Company has elected to present an unclassified balance sheet.

         PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company does not require collateral on sales. As of February 29, 2004, one customer accounted for 26% of accounts receivable.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accrued expenses and note payable) approximates fair value due to the short-term maturities of such instruments.

         ACCOUNTS RECEIVABLE - Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age of account balance, etc.).

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years. Property and equipment consists of a telephone system and office equipment costing $11,709.

         LONG-LIVED ASSETS - Statement of Financial Accounting Standards No. 121, "Accounting For The Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. This standard did not have a material effect on the Company's results of operations, cash flows or financial position.

         STOCK SPLIT - During  April  2003,  the Board of  Directors  approved a
         forward   stock  split  of  2,500  to  1.  The  stock  split  has  been retroactively reflected in the financial statements.

         REVENUE RECOGNITION - The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101). Sales are recognized upon shipment of videos and training manuals to the customer. Rental income is recognized over the related period that the videos are rented. The Company's products may not be returned by the customer unless damaged or defective, in which case the product is replaced. Such returns have been negligible since inception. Accordingly, the Company has made no provision for returns.

         SIGNIFICANT CUSTOMER - During the nine months ended February 29, 2004, one customer accounted for 11% of the Company's net sales.

         ADVERTISING EXPENSE - The Company had no advertising costs for the nine months ended February 29, 2004 and February 28, 2003, respectively. The Company does not conduct direct response advertising.

         RESEARCH AND DEVELOPMENT - Company-sponsored research and development costs related to both present and future products are expensed currently as a separate line item in the accompanying statements of operations.

         INCOME TAXES - The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

         RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue 94-3. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred in contrast to the date of an entity's commitment to an exit plan, as required by EITF Issue 94-3. The Company does not expect any effect on its financial position or results of operations from the adoption of this statement.

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," an amendment of FASB
         Statement No. 123, "Accounting for Stock-Based Compensation." This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect any effect on its financial position or results of operations from the adoption of this Statement.

         In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation requires a company to consolidate the financial statements of a "Variable Interest Entity" ("VIE"), sometimes also known as a "special purpose entity", even if the entity does not hold a majority equity interest in the VIE. The Interpretation requires that if a business enterprise has a "controlling financial interest" in a VIE, the assets, liabilities, and results of the activities of the VIE should be included in consolidated financial statements with those of the business enterprise, even if it holds a minority equity position. This Interpretation was effective immediately for all VIE's created after January 31, 2003; for the first fiscal year or interim period beginning after June 15, 2003 for VIE's in which a company holds a variable interest that it acquired before February 1, 2003. The Company does not expect any effect on its financial position or results of operations from the adoption of this Interpretation.

         In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer of debt or equity classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect any effect on its financial position or results of operations from the adoption of this Statement.

2.       NOTE PAYABLE TO SHAREHOLDER

         The Company entered into an agreement with its President and majority shareholder to borrow up to $350,000 with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due December 31, 2005.

3.       LINE OF CREDIT

         The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest.

4.       FORGIVENESS OF DEBT

         In January 2003, the Company's Board of Directors agreed to forgive all inter-company receivables and payables with the Company's corporate parent, at that time, Enhance. Based on the related party relationship of the Companies, the amount has been recorded against additional paid-in capital.

5.       INCOME TAXES

         The Company has net operating loss carryforwards totalling approximately $161,000 at Mary 31, 2003 for Federal income tax purposes available to offset future taxable income through 2023. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. The valuation allowance increased approximately $46,000 due to the net loss incurred in fiscal 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

6.       COMMITMENTS AND CONTINGENCIES

         The Company has agreements with companies to pay a royalty on sales of certain videos. The royalty is based on a specified formula, which averages approximately 35% to 45% of gross sales.

         The Company leases its operating facility for $2,100 per month in Encino, California under an operating lease which expires in August 2005. Rent expense was approximately $15,600 and $8,000 for the nine months ended February 29, 2004 and February 28, 2003, respectively.

7.       LEGAL

         The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this Registration Statement.

(3)      ARTICLES OF INCORPORATION AND BYLAWS

         3.1 Certificate of Incorporation of the registrant (then named Web Star Training, Inc.) dated March 24, 2000, and filed with the Delaware Secretary of State, Division of Corporations on March 24, 2000;

         3.2 Certificate of Amendment of Certificate of Incorporation of the registrant (then named Web Star Training, Inc.) dated June 2, 2000, and filed with the Delaware Secretary of State, Division of Corporations on June 9, 2000, changing the name of Registrant to "Advanced Knowledge, Inc.;"

         3.3 Certificate of Amendment of Certificate of Incorporation of the registrant (then named Advanced Knowledge, Inc.) dated April 14, 2003, and filed with the Delaware Secretary of State, Divisions of Corporations on April 14, 2003, changing the number of authorized shares of Registrant to Twenty-Five Million (25,000,000) shares of common stock, par value one mill ($0.001) and effecting a two thousand five hundred (2,500) for one (1) forward stock split;

         3.4 Certificate of Amendment of Certificate of Incorporation of the Registrant (then named Advanced Knowledge, Inc.) dated May 12, 2003, and filed with the Delaware Secretary of State, Divisions of Corporations on May 14, 2003, changing the name of Registrant to "Advanced Media, Inc.;"

         3.5 Bylaws of the registrant (adopted under prior name Web Star Training, Inc.);

(4)      INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         4.1 Form of Certificate of Common Stock of Advanced Media, Inc. Registrant=s current certificates bear the statement "AUTHORIZED CAPITAL STOCK 1,000 SHARES NO PAR VALUE PER SHARE." Registrant will order new certificates which will delete the limitation of Registrant's common stock to 1,000 shares. Certificates also bear restriction on transfer legend.

(5)      OPINION ON LEGALITY

         5.1 Opinion of L. Stephen Albright regarding the legality of the securities being registered;

(10)     MATERIAL CONTRACTS

         10.1 Production Agreement, dated January 5, 1998, between the registrant and The Hathaway Group;

         10.1(a) Extension of Production Agreement, dated January 5, 1998, between the registrant and The Hathaway Group;

         10.2 Secured Promissory Note of the Registrant, dated May 21, 2003, in favor of Buddy Young;

         10.3 Security Agreement, dated May 21, 2003, between Registrant and Buddy Young;

         10.4     Master copy of "Independent  Sales  Representative  Agreement"
                  used  by  Advanced   Media,   Inc.  for  all  domestic   sales
                  representatives and distributors;

         10.5 List of names and addresses of domestic sales representatives and distributors;

         10.6 Master copy of "International Distribution Rights Agreement" used by Advanced Media, Inc. for all international sales representatives and distributors;

         10.7     List  of  names   and   addresses   of   international   sales
                  representatives and distributors;

         10.8     Production   Agreement,   dated  May  21,  2002,  between  the
                  Registrant and Double Take Productions;

         10.9 Lease between Registrant, as lessee, and Encino Gardens, LLC, as lessor, for office space at 17337 Ventura Boulevard, Suite 208, Encino, California, the location of Registrant's principal executive offices;

         10.10 Line of Credit from Bank of America, dated June 30, 2000, to Registrant (under its former name Advanced Knowledge, Inc.), with amendment dated February 19, 2002, increasing the credit line to $40,000;

         10.10(a) Line of Credit from Bank of America,  dated June 30, 2000,  to
                  Registrant (under its former name Advanced Knowledge, Inc.), with amendment dated February 19, 2002, increasing the credit line to $40,000. Signature blocks and signatures which were not included with Exhibit 10.10 are included with this Exhibit 10.10(a);

         10.11 Film Clip License Agreement, dated December 17, 1997, between Registrant and MGM Consumer Products, a division of Metro-Goldwyn-Mayer Studios Inc. granting Registration certain licensing rights to clips of the 1957 Motion Picture "Twelve Angry Men";

         10.12 Amended and Restated Secured Promissory Note, dated January 15, 2004, between Registrant and Buddy Young, which amends the Secured Promissory Note, Exhibit 10.2 above and the Security Agreement, Exhibit 10.3 above.

         10.12(a) Confirmation  of Commitment  regarding the Secured  Promissory
                  Note dated April 6, 2002, which amends Exhibits 10.2 and 10.12 by providing lender's written promise to fund financial shortfalls;

         10.13 Distribution Agreement with SunShower Learning, a division of New River, Inc., dated September 3, 2002;

         10.14    Sales  Agent   Agreement   with  Star   Thrower   Distribution
                  Corporation, dated March 13, 2003;

         10.15 Distribution Agreement with Coastal Training Technologies Corp., dated March 14, 2003;

         10.16 Distribution Agreement with Media Partners Corporation, dated September 2, 2003, which permits Registrant to distribute Media Partner's videos;

         10.16(a) Distribution Agreement with Media Partners Corporation,  dated
                  March 31, 2000, which permits Media Partner's to distribute Registrant's videos;


         10.17    Distribution Agreement with CRM, Inc., dated October 3, 2002;

         10.18 Independent Sales Representative Agreement with Corvision Media, Inc., dated April 14, 2000; and,

         10.19 International Distribution Rights Agreement with Learning Resources Pty Ltd, dated July 1, 1998.

(21)     SUBSIDIARIES OF THE REGISTRANT

         NONE

(23)     CONSENTS OF EXPERTS AND COUNSEL

         23.1     Consent of Farber & Hass

         23.2     Consent of L. Stephen Albright, see Exhibit 5.1


ITEM 2.  DESCRIPTION OF EXHIBITS.   N/A


                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ADVANCED MEDIA, INC.


Dated: June 15, 2004                        By      /s/ Buddy Young
                                                ---------------------------
                                                    BUDDY YOUNG

                                 EXHIBITS INDEX

         The following exhibits are filed or incorporated by reference as part of this Registration Statement.

(3)      ARTICLES OF INCORPORATION AND BYLAWS

         3.1 Certificate of Incorporation of the registrant (then named Web Star Training, Inc.) dated March 24, 2000, and filed with the Delaware Secretary of State, Division of Corporations on March 24, 2000;

         3.2 Certificate of Amendment of Certificate of Incorporation of the registrant (then named Web Star Training, Inc.) dated June 2, 2000, and filed with the Delaware Secretary of State, Division of Corporations on June 9, 2000, changing the name of Registrant to "Advanced Knowledge, Inc.;"

         3.3 Certificate of Amendment of Certificate of Incorporation of the registrant (then named Advanced Knowledge, Inc.) dated April 14, 2003, and filed with the Delaware Secretary of State, Divisions of Corporations on April 14, 2003, changing the number of authorized shares of Registrant to Twenty-Five Million (25,000,000) shares of common stock, par value one mill ($0.001) and effecting a two thousand five hundred (2,500) for one (1) forward stock split;

         3.4 Certificate of Amendment of Certificate of Incorporation of the Registrant (then named Advanced Knowledge, Inc.) dated May 12, 2003, and filed with the Delaware Secretary of State, Divisions of Corporations on May 14, 2003, changing the name of Registrant to "Advanced Media, Inc.;"

         3.5 Bylaws of the registrant (adopted under prior name Web Star Training, Inc.);

(4)      INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         4.1 Form of Certificate of Common Stock of Advanced Media, Inc. Registrant=s current certificates bear the statement "AUTHORIZED CAPITAL STOCK 1,000 SHARES NO PAR VALUE PER SHARE." Registrant will order new certificates which will delete the limitation of Registrant's common stock to 1,000 shares. Certificates also bear restriction on transfer legend.

(5)      OPINION ON LEGALITY

         5.1 Opinion of L. Stephen Albright regarding the legality of the securities being registered;

(10)     MATERIAL CONTRACTS

         10.1 Production Agreement, dated January 5, 1998, between the registrant and The Hathaway Group;

         10.1(a) Extension of Production Agreement, dated January 5, 1998, between the registrant and The Hathaway Group;

         10.2 Secured Promissory Note of the Registrant, dated May 21, 2003, in favor of Buddy Young;

         10.3 Security Agreement, dated May 21, 2003, between Registrant and Buddy Young;

         10.4     Master copy of "Independent  Sales  Representative  Agreement"
                  used  by  Advanced   Media,   Inc.  for  all  domestic   sales
                  representatives and distributors;

         10.5 List of names and addresses of domestic sales representatives and distributors;

         10.6 Master copy of "International Distribution Rights Agreement" used by Advanced Media, Inc. for all international sales representatives and distributors;

         10.7     List  of  names   and   addresses   of   international   sales
                  representatives and distributors;

         10.8     Production   Agreement,   dated  May  21,  2002,  between  the
                  Registrant and Double Take Productions;

         10.9 Lease between Registrant, as lessee, and Encino Gardens, LLC, as lessor, for office space at 17337 Ventura Boulevard, Suite 208, Encino, California, the location of Registrant's principal executive offices;

         10.10 Line of Credit from Bank of America, dated June 30, 2000, to Registrant (under its former name Advanced Knowledge, Inc.), with amendment dated February 19, 2002, increasing the credit line to $40,000;


         10.10(a) Line of Credit from Bank of America,  dated June 30, 2000,  to
                  Registrant (under its former name Advanced Knowledge, Inc.), with amendment dated February 19, 2002, increasing the credit line to $40,000. Signature blocks and signatures which were not included with Exhibit 10.10 are included with this Exhibit 10.10(a);

         10.11 Film Clip License Agreement, dated December 17, 1997, between Registrant and MGM Consumer Products, a division of Metro-Goldwyn-Mayer Studios Inc. granting Registration certain licensing rights to clips of the 1957 Motion Picture "Twelve Angry Men";

         10.12 Amended and Restated Secured Promissory Note, dated January 15, 2004, between Registrant and Buddy Young, which amends the Secured Promissory Note, Exhibit 10.2 above and the Security Agreement, Exhibit 10.3 above.

         10.12(a) Confirmation  of Commitment  regarding the Secured  Promissory
                  Note dated April 6, 2002, which amends Exhibits 10.2 and 10.12 by providing lender's written promise to fund financial shortfalls;

         10.13 Distribution Agreement with SunShower Learning, a division of New River, Inc., dated September 3, 2002;

         10.14    Sales  Agent   Agreement   with  Star   Thrower   Distribution
                  Corporation, dated March 13, 2003;

         10.15 Distribution Agreement with Coastal Training Technologies Corp., dated March 14, 2003;

         10.16 Distribution Agreement with Media Partners Corporation, dated September 2, 2003, which permits Registrant to distribute Media Partner's videos;

         10.16(a) Distribution Agreement with Media Partners Corporation,  dated
                  March 31, 2000, which permits Media Partner's to distribute Registrant's videos;


         10.17    Distribution Agreement with CRM, Inc., dated October 3, 2002;

         10.18 Independent Sales Representative Agreement with Corvision Media, Inc., dated April 14, 2000; and,

         10.19 International Distribution Rights Agreement with Learning Resources Pty Ltd, dated July 1, 1998.

(21)     SUBSIDIARIES OF THE REGISTRANT

         NONE

(23)     CONSENTS OF EXPERTS AND COUNSEL

         23.1     Consent of Farber & Hass

         23.2     Consent of L. Stephen Albright, see Exhibit 5.1